Exhibit 2.1

STOCK PURCHASE AGREEMENT

dated as of

OCTOBER 28, 2013

by and between

LCNB CORP.

and

COLONIAL BANC CORP.

i

5.16 Confidentiality	34

5.17 Covenant Not to Compete	34

5.18 Regulatory Matters	35

5.19 Tax Matters	35

5.20 Intercompany Obligations	40

5.21 Environmental Assessments	41

5.22 Indemnification of Directors and Officers; Directors’ and Officers’ Insurance	41

ARTICLE VI - CONDITIONS TO CLOSING	41

6.01 Conditions to Each Party’s Obligation to Close	41

6.02 Conditions to Obligation of CBC	42

6.03 Conditions to Obligation of LCNB	43

ARTICLE VII – INDEMNIFICATION	44

7.01 Survival of Representations, Warranties and Covenants	44

7.02 Indemnification	44

ARTICLE VIII – TERMINATION	46

8.01 Termination	46

8.02 Effect of Termination and Abandonment, Enforcement of Agreement	47

ARTICLE IX – MISCELLANEOUS	47

9.01 Waiver; Amendment	47

9.02 Assignment; Binding Effect	47

9.03 Counterparts	47

9.04 Governing Law and Venue	48

9.05 Expenses	48

9.06 Notices	48

9.07 Entire Understanding; No Third Party Beneficiaries	49

9.08 Interpretation; Effect	49

9.09 Waiver of Jury Trial	49

9.10 Severability	50

EXHIBIT A Form of Voting Agreement
EXHIBIT B Form of Release

ii

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT, dated as of October 28, 2013 (hereinafter referred to as this “Agreement”), is made and entered into by and between LCNB CORP., an Ohio corporation and a registered financial holding company (“LCNB”), and COLONIAL BANC CORP., a Delaware corporation and a registered financial holding company (“CBC”).

WITNESSETH
WHEREAS, CBC owns all of the issued and outstanding shares of common stock of Eaton National Bank and Trust Co., a national bank chartered under the laws of the United States, with its principal office located in Eaton, Ohio (the “Bank”);
WHEREAS, CBC wishes to sell, and LCNB wishes to purchase, all of the Bank Shares as of the Closing Date, as set forth herein.
NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, LCNB and CBC, intending to be legally bound, hereby agree as follows:

ARTICLE I
Certain Definitions
1.01    Certain Definitions    . The following terms are used in this Agreement with the meanings set forth below:
“401(k) Plan” has the meaning set forth in Section 5.10(c).
“Acquisition Proposal” has the meaning set forth in Section 5.06(a).
“Affiliate” has the meaning set forth in Rule 12b-2 under the Exchange Act.
“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.01.
“Arbitrator” has the meaning set forth in Section 5.19(d).
“Bank” has the meaning set forth in the recitals to this Agreement.
“Bank Articles” means the articles of association of the Bank, as amended.
“Bank Board” means the board of directors of the Bank.
“Bank Bylaws” means the bylaws of Bank, as amended.
“Bank Group” has the meaning set forth in Section 4.02(q)(vii).

“Bank Shares” has the meaning set forth in Section 4.02(b).
“Bank’s Territory” means, for purposes of this Agreement, the geographic area comprising Butler, Darke, Miami, Montgomery, Preble and Warren Counties in Ohio and Union and Wayne Counties in Indiana.
“BHCA” means the Bank Holding Company Act of 1956, as amended.
“Branch Office Lease” means that certain Lease Agreement dated April 2, 2001, by and between Bob Beoddy Oil Company, Inc., as landlord, and the Bank, as tenant, for the Bank’s branch office located at 1697 North Barron Street, Eaton, Ohio 45320.
“CBC” has the meaning set forth in the preamble to this Agreement.
“CBC Articles” means the articles of incorporation of CBC, as amended.
“CBC Board” means the board of directors of CBC.
“CBC Meeting” has the meaning set forth in Section 5.02.
“CBC Bylaws” means the bylaws of CBC, as amended.
“CBC Returns” has the meaning set forth in Section 5.19(c).
“CBC Shareholder Adoption” has the meaning set forth in Section 4.02(d).
“CFFG Stock” has the meaning set forth in Section 3.02.
“Closing” has the meaning set forth in Section 2.03.
“Closing Date” has the meaning set forth in Section 2.03.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
“Code” means the Internal Revenue Code of 1986, as amended.
“Compensation and Benefit Plans” has the meaning set forth in Section 4.02(m)(i).
“Consultants” has the meaning set forth in Section 4.02(m)(i).
“CRA” has the meaning set forth in Section 4.02(bb).
“D&O Policy” has the meaning set forth in Section 5.22(d).
“DGCL” means the Delaware General Corporate Law.
“Directors” has the meaning set forth in Section 4.02(m)(i).
“Disclosure Schedule” has the meaning set forth in Section 4.01.

“Employees” has the meaning set forth in Section 4.02(m)(i).
“Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” has the meaning set forth in Section 4.02(m)(iii).
“ERISA Affiliate Plan” has the meaning set forth in Section 4.02(m)(iii).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
“FDIA” means the Federal Deposit Insurance Act, as amended.
“FDIC” means the Federal Deposit Insurance Corporation.
“Financial Statements” has the meaning set forth in Section 4.02(g)(i).
“Florida Loans” has the meaning set forth in Section 3.02.
“FRB” means the Board of Governors of the Federal Reserve System.
“Fundamental Covenant” has the meaning set forth in Section 7.02(a)(ii).
“Fundamental Representation” and “Fundamental Representations” have the meanings set forth in Section 7.01.
“Governmental Authority” means any court, arbitration panel, administrative agency or commission or other federal, state or local governmental authority or instrumentality (including, without limitation, any Regulatory Authority).
“Hazardous Materials” means, collectively, (a) any “hazardous substance” as defined by the Comprehensive Environmental Response, Compensation and Liability Act, as amended, and regulations promulgated thereunder, (b) any “hazardous waste” as defined by the Resource Conservation and Recovery Act, as amended through the date hereof, or regulations promulgated thereunder, and (c) any pollutant or contaminant or hazardous, dangerous or toxic chemical, material or substance within the meaning of any applicable federal, state or local law relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or material.
“Indemnification Basket” has the meaning set forth in Section 7.02(c)(ii).
“Indemnification Cap” has the meaning set forth in Section 7.02(c)(ii).

“Indemnified Parties” has the meaning set forth in Section 5.22(a).
“Information” has the meaning set forth in Section 5.16.
“IRS” has the meaning set forth in Section 4.02(m)(ii).
“Knowledge” means, with respect to LCNB, the Knowledge of any officer of LCNB with the title of Chairman, Chief Executive Officer, President or Chief Financial Officer and, with respect to CBC, the Knowledge of any of the following officers of CBC or the Bank: Jeffrey A. Maffett, Joan G. Kreitzer, Diana L. Crull, Brian E. Shera, Lauren M. Morris and Charles H. Christman. An officer of LCNB, CBC or the Bank shall be deemed to have “knowledge” of a particular fact or matter if such officer is actually aware of such fact or matter or a prudent individual in that capacity and/or role would be reasonably expected to become aware of such fact or matter in the course of serving in such capacity and/or role.
“LCNB” has the meaning set forth in the preamble to this Agreement.
“LCNB Articles” means the articles of incorporation of LCNB, as amended.
“LCNB Board” means the board of directors of LCNB.
“LCNB Regulations” means the regulations of LCNB, as amended.
“LCNB Returns” has the meaning set forth in Section 5.19(d).
“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, mediations, investigations, inquiries, proceedings (public or private) or claims (including counterclaims) by or before a Governmental Entity, including any civil, criminal, investigative or informal actions, audits, demands, claims, hearings, litigations, disputes, inquiries, investigations or other proceedings of any kind or nature.
“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance of any kind, character or nature.
“Loss” or “Losses” means the amount of losses, liabilities, damages (including forgiveness or cancellation of obligations) and reasonable expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding) actually incurred or suffered, or reasonably expected to be incurred or suffered, by the indemnified party or its Affiliates in connection with a matter.
“Material Adverse Effect” means, with respect to LCNB or CBC, as the context may require, any effect that (i) is or is reasonably likely to be material and adverse to the financial position, results of operations or business of LCNB and its Subsidiary, taken as a whole, or CBC and its Subsidiaries, taken as a whole, respectively, or (ii) would materially impair the ability of either LCNB or CBC to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or Governmental Authorities, changes in generally accepted accounting principles or regulatory accounting after the date hereof or other changes affecting depository institutions or their holding companies generally, including changes in general business, political or economic conditions and changes in prevailing interest and deposit rates; (b) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein; (c) actions or omissions of a party which have been taken with the prior written consent of the other party or waived in accordance with Section 9.01 hereof; (d) changes in policies and procedures of CBC taken pursuant to Section 5.08 of this Agreement; or (e) the public disclosure of this Agreement.
“Material Contracts” has the meaning set forth in Section 4.02(k)(ii).
“Most Recent Balance Sheet” means the balance sheet contained within the unaudited financial statements of the Bank for the interim period ended September 30, 2013.
“Mutual Federal Bank Loan” means that certain $3,500,000 loan, made on January 23, 2013, by Mutual Federal Bank, Sidney, Ohio to CBC which is secured by a pledge of CBC’s ownership in the Bank Shares.
“OCC” means the Office of the Comptroller of the Currency.
“PBGC” means the Pension Benefit Guaranty Corporation.
“Person” means any individual, financial institution, corporation, partnership, association, joint-stock company, business trust or unincorporated organization.
“Phase I” has the meaning set forth in Section 5.21.
“Purchase Price” has the meaning set forth in Section 2.02.
“Pre-Closing Tax Period” has the meaning set forth in Section 5.19(b).
“Pre-Closing Tax Statement” has the meaning set forth in Section 5.19(d).
“Previously Disclosed” by a party shall mean information set forth in its Disclosure Schedule.
“Profit Sharing Plan” has the meaning set forth in Section 5.10(d).
“Proxy Statement” has the meaning set forth in Section 5.03(a).
“Regulatory Authorities” has the meaning set forth in Section 4.02(i)(i).
“Regulatory Order” has the meaning set forth in Section 4.02(i)(i).
“Related Parties” has the meaning set forth in Section 4.02(cc).

“Related Party Agreements” has the meaning set forth in Section 4.02(cc).
“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, legal or financial advisors or any representatives of such legal or financial advisors.
“Retained Assets” has the meaning set forth in Section 3.02.
“Retained Assets Liabilities” has the meaning set forth in Section 3.02.
“Retained Assets Sale” has the meaning set forth in Section 3.02.
“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.
“Section 338(h)(10) Election” has the meaning set forth in Section 5.19(k).
“Section 338 Forms” has the meaning set forth in Section 5.19(k).
“Straddle Period” has the meaning set forth in Section 5.19(e).
“Subsidiary” has the meaning ascribed to it in Rule 1‑02 of Regulation S-X of the SEC.
“Takeover Laws” has the meaning set forth in Section 4.02(o).
“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, imposed by a taxing authority, however denominated, including, without limitation, all net income, gross income, commercial activity, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment and all other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts thereon imposed by any taxing authority whether arising before, on or after the Closing Date and any transferee liability in respect of any such items.

“Tax Allocation Agreement” has the meaning set forth in Section 5.19(j).
“Tax Distribution Amount” means an amount equal to the amount of the federal, state and local income Tax liability of CBC resulting from the operations of the Bank, that is included in the reserve for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the Most Recent Balance Sheet of the Bank, as such reserve is adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Bank.
“Tax Indemnifying Party” has the meaning set forth in Section 5.19(g).
“Tax Indemnified Party” has the meaning set forth in Section 5.19(g).
“Tax Returns” means any return, amended return, statement, form, claim for refund or other report (including elections, declarations, disclosures, schedules, estimates and information returns) with respect to any Tax, including any amendments thereof.
“Trade Territory” has the meaning set forth in Section 5.17(i).
“Treasury” means the United States Department of Treasury.
“Treasury Regulations” shall mean the regulations currently in force as final or temporary that have been issued by the U.S. Department of Treasury under its authority under the Code, and any successor regulations.

“Voting Agreement” means the Voting Agreement in the form attached hereto as Exhibit A entered into as of the date hereof by and among LCNB and certain shareholders of CBC.

ARTICLE II
PURCHASE AND SALE OF BANK SHARES

2.01    Purchase and Sale of Bank Shares    . Upon the terms and subject to the conditions of this Agreement, CBC hereby agrees to sell, convey, assign, transfer and deliver to LCNB, free and clear of any and all Liens whatsoever, and LCNB hereby agrees to purchase from CBC all of the Bank Shares.

2.02    Purchase Price.     Upon the terms and subject to the conditions of this Agreement, at Closing, LCNB shall pay to CBC for the Bank Shares $24,750,000 (the “Purchase Price”).
2.03    Closing.     Subject to Article VI of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall be held at the offices of Dinsmore & Shohl LLP in Cincinnati, Ohio, as soon as practicable after the satisfaction or waiver of the conditions to Closing contained in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), unless another date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. The Closing will be deemed to be effective as of the close of business on the Closing Date for tax and accounting purposes.
2.04     Closing Deliverables    .
(a)    Closing Deliveries by CBC. At the Closing, CBC shall deliver or cause to be delivered to LCNB:
(i)    certificates evidencing the Bank Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank, in form reasonably satisfactory to LCNB;

(ii)    a certificate of the secretary or other authorized executive officer of CBC, dated as of the Closing Date, certifying that (A) the resolutions of the CBC Board approving the sale of the Bank Shares and the execution, delivery and performance of this Agreement have not been rescinded, revoked, amended or modified in any respect and are in full force and effect; and (B) the action by shareholders of CBC holding the requisite voting power under the CBC Articles and applicable law approving the sale of the Bank Shares and the execution, delivery and performance of this Agreement have not been rescinded, revoked, amended or modified in any respect and are in full force and effect;

(iii)     a certificate, dated as of the Closing Date and signed by the chief executive officer of CBC, that each of the conditions set forth in Sections 6.03(a) and 6.03(b) have been satisfied;

(iv)     LCNB shall have received a certification of CBC’s non-foreign status as set forth in Treasury Regulation Section 1.1445-2(b), signed under penalties of perjury, in form and substance reasonably satisfactory to LCNB;

(v)    a copy, or evidence thereof, of the D&O Policy procured by CBC in accordance with the terms and subject to the conditions of Section 5.22(d).

(vi)    evidence, in such form as is reasonably acceptable to LCNB, that the Retained Assets Sale was consummated;

(vii)    resignations, effective as of the Closing Date, of all directors of the Bank and those officers of the Bank designated by LCNB prior to the Closing;

(viii)     an estoppel certificate, in such form as is reasonably acceptable to LCNB, signed by Bob Beoddy Oil Company, Inc. pertaining to the Branch Office Lease; and
(ix)    documentation, in such form as is reasonably acceptable to LCNB, evidencing CBC’s compliance with its obligations under Section 3.03, Section 5.10(c), Section 5.10(d), Section 5.10(e) and Section 5.19(j).

(b)    Closing Deliveries by LCNB. At the Closing, LCNB shall deliver or cause to be delivered to CBC:

(i)    the Purchase Price, by wire transfer of immediately available funds to such payees as identified in a disbursement statement mutually agreed to by CBC and LCNB;

(ii)    a certificate of the secretary or other authorized executive officer of LCNB, dated as of the Closing Date, certifying that the resolutions of the LCNB Board approving the purchase of the Bank Shares and the execution, delivery and performance of this Agreement have not been rescinded, revoked, amended or modified in any respect and are in full force and effect; and

(iii)     a certificate, dated as of the Closing Date and signed by the chief executive officer of LCNB, that each of the conditions set forth in Sections 6.02(a) and 6.02(b) have been satisfied.

ARTICLE III
Actions of CBC and the Bank Pending Closing

3.01    Forbearances of CBC and the Bank    . Except as expressly contemplated or permitted by this Agreement or as required by any applicable Regulatory Order or any applicable law or policy imposed by any Governmental Authority, CBC shall not, and shall cause the Bank not to, from the date hereof until the Closing Date (in each case without the prior written consent of LCNB):
(a)    Ordinary Course. Conduct the business of the Bank other than in the ordinary course, or fail to use commercially reasonable efforts to preserve intact its business organization and assets and maintain its rights and existing relations with customers, suppliers, vendors, employees and business associates, or voluntarily take any action which, at the time taken, is reasonably likely to have an adverse effect upon CBC’s ability to perform any of its material obligations under this Agreement or prevent or materially delay the consummation of the transactions contemplated by this Agreement, or enter into any new line of business, or materially change its lending, investment, underwriting, risk, asset liability management or other banking and operating policies.
(b)    Capital Stock. (i) Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any capital stock or Rights of the Bank other than the Bank Shares, (ii) enter into any agreement with respect to the foregoing, or (iii) effect any recapitalization, reclassification, stock split, or similar change in capitalization of the Bank.
(c)    Dividends; Distributions; Adjustments. (i) Make, declare, pay or set aside for payment any dividend or distribution on account of the Bank Shares, except for (A) cash dividends of $250,000 to CBC on or about (1) November 1, 2013 and (2) if the Closing has not occurred as of February 15, 2014 for any reason other than the action or inaction of CBC, February 15, 2014, (B) cash dividends, in the amounts and at the times that payments are required to be made to CBC by the Bank pursuant to the Tax Allocation Agreement for Tax liabilities attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date (but no including Tax liabilities arising from the transactions contemplated by this Agreement), to the extent that the amount of each such dividend is not in excess of the amount, if any, reserved for Taxes of the Bank (including Taxes of CBC resulting from the operations of the Bank, but excluding any reserve for deferred Taxes of the Bank established to reflect timing differences between book and Tax income) on the Most Recent Balance Sheet of the Bank, as such reserve is adjusted for the passage of time in accordance with past custom and practice of the Bank through the date of such dividend, and (C) cash dividends equal to the Tax Distribution Amount on the Closing Date, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any of the Bank Shares.
(d)    Compensation; Employment Agreements. Enter into, modify, amend or renew any employment, consulting, severance, retention, change in control, or similar agreements or arrangements with any director, consultant, officer or employee of the Bank, hire or engage any full-time employee or consultant, other than as replacements for positions existing on the date hereof, or grant any salary or wage increase or bonus (except, with respect to bonuses, to the extent accrued or to be accrued in the ordinary course of business consistent with past practice; provided, that such bonuses shall not exceed, for any calendar month during the period between the date of this Agreement and the Closing, the sum of seven percent of the pre-tax income of the Bank during such month and $6,500) or increase any employee benefit (including incentive or bonus payments), except for changes that are required by agreements or arrangements in effect as of the date hereof and have been previously disclosed to LCNB or applicable law upon prior written notice to LCNB.
(e)    Benefit Plans. To the extent applicable to the Bank, enter into, establish, adopt, amend, modify or terminate (except for the regular annual renewal of insurance contracts) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, change in control, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract (including related administrative services contracts), plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, consultant, officer or employee of the Bank, or take any action to accelerate the payment of benefits or the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.
(f)    Dispositions. Sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of the Bank’s assets, deposits, business or properties except (i) for the Retained Assets Sale or (ii) in the ordinary course of business for full and fair consideration actually received.
(g)    Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any of the assets, business, deposits or properties of any other Person having a value in excess of $25,000.
(h)    Governing Documents. Amend the Bank Articles or the Bank Bylaws.
(i)    Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles.
(j)    Material Contracts. Enter into or terminate any Material Contract or amend or modify in any material respect any Material Contract.

(k)    Claims. Settle any claim, action or proceeding, except for any claim, action or proceeding which does not involve precedent for other material claims, actions or proceedings and which involves solely money damages in an amount, individually not to exceed $10,000 or in the aggregate not to exceed $50,000 for all such settlements.
(l)    Adverse Actions. Take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue at any time at or prior to the Closing Date, (ii) any of the conditions to the Closing set forth in Article VI not being satisfied or (iii) a violation of any provision of this Agreement.
(m)    Risk Management. (i) Implement or adopt any material change in its interest rate or other risk management policies, procedures or practices; (ii) fail to follow its existing policies with respect to managing its exposure to interest rate and other risk; (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk or other risk; or (iv) fail to follow its existing policies or practices with respect to managing its fiduciary risks.
(n)    Borrowings. Borrow or agree to borrow any funds, including but not limited to pursuant to repurchase transactions, or directly or indirectly guarantee or agree to guarantee any obligations of any other Person, except in each case in the ordinary course of business and with a final maturity of less than one year.
(o)    Indirect Loans; Participation. (i) Make or purchase any indirect or brokered loans, except for indirect consumer installment loans in the ordinary course of business and consistent with past practices and safe and sound banking practices originated in the Bank’s Territory, or (ii) purchase from or sell to any financial institution or other non-depository lender an interest in a loan and/or other type of credit facility, except for (A) such credit facilities made to borrowers in the Bank’s Territory which are secured by collateral located in the Bank’s Territory in the ordinary course and consistent with past practices and (B) such sales made in connection with the Retained Assets Sale.
(p)    Capital Expenditures. Make any capital expenditure or capital additions or improvements at the Bank which individually exceed $10,000 or in the aggregate exceed $50,000.
(q)    Lending. (i) Establish any new lending programs or make any changes in the policies of the Bank concerning Persons authorized to approve loans;
(ii) originate or issue a commitment to originate any loan (A) to a Person whose primary residence or principal place of business is located outside of the Bank’s Territory, or (B) secured by collateral located outside of the Bank’s Territory; (iii) originate or issue a commitment to originate any loan in a principal amount in excess of $250,000; or (iv) materially modify, change or amend any loan or any documents or agreements or collateral related thereto.
(r)      Offices and Facilities. (i) Open, close or relocate any offices of the Bank at which business is conducted (including any ATMs); or (ii) fail to use commercially reasonable efforts to maintain and keep the Bank’s respective properties and facilities in their present condition and working order, ordinary wear and tear excepted.

(s)    Interest Rates. Increase or decrease the rate of interest paid on time deposits or certificates of deposit at the Bank, except in a manner consistent with past practices in relation to rates prevailing in the relevant market.
(t)    Foreclosures. Foreclose upon or otherwise cause the Bank to take title to or possession or control of any real property or entity thereon without first obtaining a Phase I Environmental Site Assessment performed pursuant to ASTM E1527-05 thereon which indicates that the property is free of Hazardous Material; provided, however, that no such report shall be required to be obtained with respect to single-family residential real property of one acre or less to be foreclosed upon unless CBC or the Bank has reason to believe such real property may contain any such Hazardous Material.
(u)    Deposit Liabilities. Cause or permit any material change in the amount or general composition of deposit liabilities at the Bank.
(v)    Commitments. Agree or commit to do any of the foregoing.
3.02    Sale of Retained Assets.     On or before the Closing Date, the Bank shall sell, convey, assign, transfer and deliver to CBC or Oculina Bank, and CBC or Oculina Bank shall purchase, all of the Bank’s right, title and interest in and to: (a) the loans set forth and described on Section 3.02 of the Disclosure Schedule (collectively, the “Florida Loans”), (b) shares of capital stock in Community First Financial Group (“CFFG Stock”), and (c) certain other assets, all as set forth and further identified on Section 3.02 of the Disclosure Schedule (collectively, the “Retained Assets”). CBC or Oculina Bank shall also assume all liabilities, obligations and responsibilities relating to the Retained Assets (collectively, the “Retained Assets Liabilities”). CBC or Oculina Bank shall purchase the Retained Assets for a purchase price equal to the sum of: (i)(A) the book value of the Florida Loans as of September 19, 2013 as reflected on Section 3.02 of the Disclosure Schedule, less (B) any principal payments received by the Bank on such Florida Loans through the date of the Retained Assets Sale; (ii) the book value of the CFFG Stock as of August 31, 2013 as reflected on Section 3.02 of the Disclosure Schedule; and (iii) the book value of any other assets as reflected on Section 3.02 of the Disclosure Schedule, if applicable. The sale of the Retained Assets and assumption of the Retained Assets Liabilities contemplated by this Section 3.02 is referred to herein as the “Retained Assets Sale”. CBC shall take, or cause to be taken, all such actions necessary to ensure that the transfer of the Retained Assets complies with all applicable laws. The form of any and all documentation relating to the Retained Assets Sale shall be subject to the prior approval of LCNB.

3.03    Oculina Bank Accounts.      On or before the Closing Date, the Bank shall close any and all correspondent and/or other accounts held at any other Subsidiary of CBC.
ARTICLE IV
Representations and Warranties

4.01    Disclosure Schedules    . On or prior to the date hereof, LCNB delivered to CBC a schedule, and CBC delivered to LCNB a schedule (each respectively, its “Disclosure Schedule”), setting forth, among other things, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof, as an exception to one or more representations or warranties contained in Section 4.02 or 4.03 or to one or more of its respective covenants contained in Article III or Article V; provided, however, that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to have or result in a Material Adverse Effect on the party making the representation.
4.02    Representations and Warranties of CBC    . Subject to Section 4.01 and except as Previously Disclosed in a section of its Disclosure Schedule, CBC hereby represents and warrants to LCNB that the following are true and correct:
(a)    Organization, Standing and Authority.
(i)     CBC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to do business and is in good standing in any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except where its failure to so qualify would not be reasonably expected to have a Material Adverse Effect on CBC. CBC is registered as a financial holding company under the BHCA.
(ii)    The Bank is a national banking association duly organized and validly existing under the laws of the United States, and has all the requisite power and is duly qualified to do business and is in good standing in any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, and except where its failure to so qualify would not be reasonably expected to have a Material Adverse Effect on the Bank.
(b)    Capital Structure. As of the date of this Agreement, the authorized capital stock of the Bank consists solely of 15,000 shares of common stock of which 15,000 shares are issued and outstanding (the “Bank Shares”) and no shares are subject to options. All Bank Shares are owned by CBC free and clear of all Liens. No Bank Shares or capital stock of CBC are held in the 401(k) Plan, and no Bank Shares are held in treasury by the Bank. The Bank Shares have been duly authorized, are validly issued and outstanding, fully paid and nonassessable, and were not issued in violation of any preemptive rights. As of the date hereof: (i) there are no Bank Shares authorized and reserved for issuance, and (ii) neither the Bank nor CBC have any commitment to authorize, issue or sell any Bank Shares or

Rights. As of the date hereof, the Bank does not have any Rights issued or outstanding with respect to the Bank Shares.
(c)    Subsidiaries.
(i)     As of the date of this Agreement, the Bank has no Subsidiaries.
(ii)    The Bank does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.
(d)    Corporate Power. Each of CBC and the Bank has full corporate power and authority to conduct its business as it is now being conducted and to own all of its properties and assets. CBC has the corporate power and authority to execute, deliver and perform its obligations under this Agreement, subject to certain required approvals of CBC’s shareholders (the “CBC Shareholder Adoption”) and applicable Regulatory Authorities.
(e)    Corporate Authority; Authorized and Effective Agreement. Subject to the CBC Shareholder Adoption, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of CBC and the CBC Board prior to the date of this Agreement. This Agreement is a valid and legally binding obligation of CBC, enforceable against CBC in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally, as well as bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.
(f)    Regulatory Approvals; No Defaults.
(i)    No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by CBC or the Bank in connection with the execution, delivery or performance by CBC of this Agreement or the consummation of the transactions contemplated hereby, except for (A) the filings of applications and notices, as applicable, with the Regulatory Authorities to approve the transactions contemplated herein and (B) the receipt of the regulatory approvals required to consummate the transactions contemplated hereby. As of the date hereof, CBC is not aware of any reason why the regulatory approvals required to consummate the transactions contemplated hereby will not be received without the imposition of any condition, restriction or requirement of the type described in Section 6.01(b).
(ii)    Subject to the CBC Shareholder Adoption and except as Previously Disclosed, the receipt of the regulatory approvals required to consummate the transactions contemplated hereby and the expiration of related regulatory waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) result in a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of CBC or of the Bank or to which CBC or the Bank or their properties, are subject or bound, except as would not reasonably be expected to have a Material Adverse Effect on CBC or the Bank, (B) constitute a breach or violation of, or a default under, the CBC Articles, CBC Bylaws, Bank Articles or Bank Bylaws or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument, except as would not reasonably be expected to have a Material Adverse Effect on CBC or the Bank.
(g)    Financial Statements; Material Adverse Effect; Internal Controls.
(i)    CBC has delivered to LCNB (A) audited consolidated financial statements of CBC, for each of the fiscal years ended December 31, 2012, 2011, and 2010, respectively, consisting of balance sheets and the related statements of income and shareholders’ equity and cash flows for the fiscal years ended on such date, including the footnotes thereto and the reports prepared with respect thereto by Crowe Horwath LLP, CBC’s independent public accounting firm, and (B) unaudited financial statements of the Bank for the interim period ended September 30, 2013, consisting of the balance sheets and the related statements of income (collectively, the “Financial Statements”). The Bank’s Financial Statements, as of the dates thereof and for the periods covered thereby, have been prepared in conformity with generally accepted accounting principles, and fairly present the financial position of the Bank as of the dates thereof and the results of operations and cash flows for the periods indicated, subject in the case of the interim financial statements to normal year‑end adjustments and the absence of notes thereto. Except as set forth in the Financial Statements, the Bank has no liabilities or obligations as of the date hereof, other than liabilities incurred in the ordinary course of business since the date of the Financial Statements.
(ii)    Since December 31, 2012, the Bank has not incurred any material liability not disclosed in the Financial Statements.
(iii)    Since December 31, 2012, the Bank has conducted its business in the ordinary course consistent with past practice.
(iv)    The Bank has established and maintains a system of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles for the Bank. Management of CBC and the Bank have evaluated the effectiveness of the Bank’s internal controls over financial reporting as of the end of the periods covered by the Financial Statements and, based on such evaluations, has Previously Disclosed to LCNB (A) all significant deficiencies and material weaknesses in the design or operation of the internal controls over financial reporting which are reasonably likely to adversely affect the Bank’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees of the Bank or CBC. Since December 31, 2012, neither CBC, the Bank nor any director, officer, employee, auditor, accountant or representative of CBC or the Bank has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Bank’s internal accounting controls, including any material complaint, allegation, assertion or claim that the Bank has engaged in questionable accounting or auditing practices.
(h)    Litigation. No litigation, claim or other proceeding before any court or governmental agency is pending against CBC or the Bank and, to CBC’s Knowledge, no such litigation, claim or other proceeding has been threatened. There is no judgment, decree, injunction, ruling or order of any Governmental Authority outstanding against CBC or the Bank.
(i)    Regulatory Matters.
(i)    Neither CBC nor the Bank nor any of their respective properties is a party to or is subject to any order, decree, formal or informal agreement, memorandum of understanding or similar arrangement with, or a commitment letter, board resolution or similar submission to, or extraordinary supervisory letter (any of the foregoing, a “Regulatory Order”) from any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions (or their holding companies) or issuers of securities or engaged in the insurance of deposits (including, without limitation, the OCC, the FDIC and the FRB) or the supervision or regulation of it or any of its Subsidiaries (collectively, the “Regulatory Authorities”).
(ii)    Neither CBC nor the Bank has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, formal or informal agreement, memorandum of understanding, commitment letter, board resolution, supervisory letter or similar submission.
(j)    Compliance with Laws.
(i)    Each of CBC and the Bank (A) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto and (B) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities and Regulatory Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted, except to the extent such noncompliance or failure to have such permits, licenses, authorizations, orders or approvals or make such filings, applications or registrations would not be reasonably expected to have a Material Adverse Effect on CBC or the Bank. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to CBC’s Knowledge, no suspension or cancellation of any of them is threatened.
(ii)    Neither CBC nor the Bank has received any notification or communication from any Governmental Authority (A) asserting that the Bank is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, permit, or governmental authorization (nor, to CBC’s Knowledge, do any grounds for any of the foregoing exist).

(k)    Material Contracts; Defaults.
(i)    Except as set forth in CBC’s Disclosure Schedule listed under Section 4.02(k), the Bank is not a party to or bound by any contract of the following types as of the date of this Agreement, nor is any such contract presently being negotiated or discussed:
(A)    Any contract involving commitments to others to make capital expenditures or purchases or sales in excess of $10,000 in any one case or $50,000 in the aggregate in any period of twelve (12) consecutive months;
(B)    Any contract relating to any direct or indirect indebtedness of the Bank for borrowed money (including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings relating to the extension of credit), or any conditional sales contracts, equipment lease agreements and other security arrangements with respect to personal property with an obligation in excess of $10,000 in any one case or $50,000 in the aggregate in any period of twelve (12) consecutive months;
(C)    Any employment, severance, consulting or management services contract or any confidentiality or nondisclosure contract with any director, officer, employee or consultant of the Bank;
(D)    Any contract containing covenants limiting the freedom of the Bank to compete in any line of business or with any Person or in any area or territory;
(E)    Any partnership, joint venture, limited liability company arrangement or other similar agreement;
(F)    Any profit sharing, stock option, stock purchase, phantom stock, stock appreciation, deferred compensation or other plan or arrangement for the benefit of the Bank’s current or former directors, officers, employees or consultants;
(G)    Any license agreement, either as licensor or licensee, or any other contract of any type relating to any intellectual property, except for license agreements relating to off-the-shelf software or software components pursuant to a non-negotiable standard form or “shrink wrap” license agreement;
(H)    Any contract with any director, officer, employee or consultant of CBC or any of its Subsidiaries, or any arrangement under which the Bank has advanced or loaned any amount to any of their respective directors, officers, employees and consultants;
(I)    INTENTIONALLY DELETED.

(J)    Other than this Agreement and any ancillary agreements being executed in connection with this Agreement, any contract providing for the acquisition or disposition of any portion of the assets, properties or securities of the Bank;
(K)    Any contract that requires the payment of royalties;
(L)    Any contract pursuant to which the Bank has any obligation to share revenues or profits derived from the Bank with any other Person;
(M)    Any contract between (i) the Bank, on the one hand, and any officer or director of CBC or any of its Subsidiaries, on the other hand, and (ii) the Bank, on the one hand, and any Affiliate of any director or officer of CBC or any of its Subsidiaries, on the other hand; and
(N)    Any other legally binding contract not of the type covered by any of the other items of this Section 4.02(k) involving money or property and having an obligation in excess of $10,000 in the aggregate in any period of twelve (12) consecutive months or which is otherwise not in the ordinary course of business.
(ii)    “Material Contracts” shall mean those contracts on CBC’s Disclosure Schedule listed under Section 4.02(k). True, complete and correct copies of all of the Material Contracts have been made available to LCNB. All of the Material Contracts are in full force and effect and are legal, valid, binding and enforceable in accordance with their terms  as to the Bank, and to CBC’s Knowledge, as to the other parties to such Material Contracts. Except as disclosed in CBC’s Disclosure Schedule, the Bank, and to the Knowledge of CBC, each other party to the Material Contracts, has performed and is performing all material obligations, conditions and covenants required to be performed by it under the Material Contracts. The Bank is not, and, to the Knowledge of CBC, no other party is, in violation, breach or default of any material obligation, condition or covenant under any of the Material Contracts, and the Bank has not, and, to the Knowledge of CBC, no other party has received any notice that any of the Material Contracts will be terminated or will not be renewed. The Bank has not received from or given to any other Person any notice of default or other violation under any of the Material Contracts, nor, to the Knowledge of CBC, does any condition exist or has any event occurred which with notice or lapse of time or both would constitute a material default under any of the Material Contracts.
(l)    Brokerage and Finder’s Fees. Except for the fees payable to 79 Capital Securities LLC, neither CBC nor the Bank has engaged or employed any broker, finder, or agent, or agreed to pay or incurred any brokerage fee, finder’s fee, commission or other similar form of compensation (including any break-up or termination fee) in connection with this Agreement or the transactions contemplated hereby.

(m)    Employee Benefit Plans.
(i)    Section 4.02(m) of CBC’s Disclosure Schedule contains a complete and accurate list of all bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment, retention, change in control, severance agreements, and all similar practices, policies and arrangements, whether written or unwritten, sponsored by, maintained by or contributed to by CBC or the Bank or any ERISA Affiliate that are currently effective or were in effect at any time in the previous five years, in which any employee or former employee (the “Employees”), consultant or former consultant (the “Consultants”) or director or former director (the “Directors”) of the Bank participates, or to which any such Employees, Consultants or Directors are a party to under which the Bank or any ERISA Affiliate has any present or future liability (the “Compensation and Benefit Plans”). Neither CBC nor Bank nor any ERISA Affiliate has any commitment to create any additional Compensation and Benefit Plan or to modify or change any existing Compensation and Benefit Plan. No Compensation and Benefit Plan holds any capital stock of CBC or Bank Shares.
(ii)    Each Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and which is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service (“IRS”), and no circumstances exist which are likely to result in revocation of any such favorable determination letter; or has been adopted on a pre-approved plan which has received a current opinion letter from the national office of the IRS. There is no pending or, to the Knowledge of CBC, threatened legal action, suit or claim relating to the Compensation and Benefit Plans. Neither CBC nor the Bank nor any ERISA Affiliate has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject the Bank or any ERISA Affiliate to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA. No event has occurred or circumstance exists that could result in a material increase in premium cost of a Compensation and Benefit Plan that is insured, or a material increase in benefit cost of such Compensation and Benefit Plans that are self-insured.
(iii)    None of the Compensation and Benefit Plans is subject to Title IV of ERISA. No liability under Title IV of ERISA has been or is expected to be incurred by either CBC or the Bank with respect to any terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, formerly maintained by CBC or Bank, or any single-employer plan of any entity (an “ERISA Affiliate”) which is considered one employer with the Bank under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code (an “ERISA Affiliate Plan”). None of CBC, the Bank or any ERISA Affiliate has contributed, or has been obligated to contribute, to (A) a defined benefit pension plan subject to Title IV of ERISA within the previous twenty years or (B) a multiemployer plan under Subtitle E of Title IV of ERISA at any time since September 26, 1980. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA, has been required to be filed for any Compensation and Benefit Plan or by any ERISA Affiliate Plan. To the Knowledge of CBC, there is no pending investigation or enforcement action by the U.S. Department of Labor or the IRS or any other governmental agency with respect to any Compensation and Benefit Plan.
(iv)    All contributions required to be made under the terms of any Compensation and Benefit Plan or any employee benefit arrangements under any collective bargaining agreement to which the Bank was or is a party have been timely made or have been reflected on the Financial Statements.
(v)    The Bank does not have any obligations to provide retiree health and life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code, and each such Compensation and Benefit Plan may be amended or terminated without incurring liability thereunder. There has been no communication to Employees by CBC or the Bank that would reasonably be expected to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits on a permanent basis.
(vi)    The Bank does not maintain any Compensation and Benefit Plans covering leased or foreign (i.e., non-United States) Employees, independent contractors or non-employees.
(vii)    With respect to each Compensation and Benefit Plan, if applicable, CBC has provided or made available to LCNB, true and complete copies of existing: (A) Compensation and Benefit Plan documents and amendments thereto, including a written description of any Compensation and Benefit Plan or any other employee benefit obligation that is not otherwise in writing, and all board actions approving the same; (B) trust instruments and insurance contracts, including renewal notices; (C) the three most recent Forms 5500 filed with the IRS (including all schedules thereto and the opinions of independent accountants); (D) the most recent actuarial report and financial statement; (E) the most recent summary plan description or wrap document and summaries of material modifications; (F) notices or forms filed with the PBGC (other than for premium payments); (G) the most recent determination letter issued by the IRS; (H) any Form 5310 or Form 5330 filed with the IRS; (I) the most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests); and (J) all contracts with third party administrators, actuaries, investment managers, compensation consultants and other independent contractors that relate to a Compensation and Benefit Plan.
(viii)    The consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Closing Date) reasonably be expected to (A) entitle any Employee, Consultant or Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan.
(ix)    The Bank does not maintain any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the Treasury regulations issued thereunder.
(x)    As a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Closing Date), none of LCNB, CBC or the Bank, or any of their respective Subsidiaries will be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the Code and applicable regulations thereunder) of the Bank on a consolidated basis or which would violate 12 U.S.C. Section 1828(k) or regulations thereunder.
(n)    Labor Matters. The Bank is not a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization and the Bank is not the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Bank to bargain with any labor organization as to wages or conditions of employment. No strike or other labor dispute involving the Bank is pending or, to CBC’s Knowledge, threatened, and CBC is not aware of any activity involving Bank employees seeking to certify a collective bargaining unit or engaging in other organizational activity. The Bank is in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, except to the extent such noncompliance would not reasonably be expected to have a Material Adverse Effect on CBC or the Bank.
(o)    Takeover Laws. CBC and the Bank have taken all action required to be taken by CBC and/or the Bank in order to exempt this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby from, and this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby are exempt from, (i) the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws” applicable to it, including, without limitation, such Takeover Laws of the State of Ohio and State of Delaware; and (ii) any applicable provisions of governing documents of CBC and/or the Bank.
(p)    Environmental Matters. To CBC’s Knowledge, neither the conduct nor the operation of the Bank nor any condition of any property presently or previously owned, leased or operated by it (including, without limitation, in a fiduciary or agency capacity), or on which the Bank holds a Lien, violates or violated Environmental Laws and to CBC’s Knowledge, no condition exists or has existed or event has occurred with respect to it or any such property that is reasonably likely to result in liability under Environmental Laws. The Bank has not received any written notice from any Person that the Bank or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of such Person are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Hazardous Materials at, on, beneath or originating from any such property.
(q)    Tax Matters.
(i)(A)    All material Tax Returns that were or are required to be filed by or with respect to the Bank have been duly and timely filed, or an appropriate extension has been granted, and all such Tax Returns are true, correct and complete in all material respects, (B) all material Taxes due by the Bank (whether or not required to be shown to be due on the Tax Returns referred to in clause (i)(A)) have been paid in full, and (C) no unexpired waivers of statutes of limitation have been given by or requested with respect to any Taxes of the Bank. The Bank has made available to LCNB true and correct copies of the United States federal income Tax Returns filed by the Bank for each of the three most recent fiscal years. The Bank does not have any liability with respect to any Taxes in excess of the amounts accrued with respect thereto that are reflected in the Financial Statements or that have arisen in the ordinary and usual course of business since December 31, 2012. The accruals and reserves for Taxes reflected in the Financial Statements are adequate for the periods covered. There are no Liens for Taxes upon the assets of the Bank other than Liens for current Taxes not yet due and payable.
(ii)    No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated by this Agreement.
(iii)    The Bank has withheld or collected and paid over to the appropriate Governmental Authorities, or is properly holding for such payment, all Taxes required by law to be withheld or collected.
(iv)    No claim has been made by any Governmental Authority in writing within the last three calendar years in a jurisdiction where the Bank does not file Tax Returns that the Bank is or may be subject to taxation by that jurisdiction nor is there any factual basis for any such claim.
(v)    The Bank has not applied for any ruling from any Governmental Authority with respect to Taxes nor entered into a closing agreement (or similar arrangement) with any Governmental Authority.
(vi)    The Bank has not been audited by any Governmental Authority for taxable years ending on or subsequent to December 31, 2006. No Tax audit or administrative or judicial Tax proceedings of any Governmental Authority are pending or being conducted with respect to the Bank and the Bank has not received written notice indicating an intent to open an audit or other review, nor to CBC’s Knowledge has any such audit or review been threatened. The Bank has not received a notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Governmental Authority.

(vii)    Except as Previously Disclosed, the Bank (A) is not a party to any Tax allocation or sharing agreement, (B) has never been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than an affiliated group of which the Bank is or was the common parent corporation (the “Bank Group”), and (C) does not have any liability for the Taxes of any person (other than members of the Bank Group) as a transferee or successor, by contract, or otherwise.
(viii)    (A) There is not currently in force any waiver or extension of any applicable statute of limitation for the assessment or collection of any Taxes of the Bank, and (B) the Bank is not currently the beneficiary of any extension of time within which to file any Tax Return.
(ix)    Except as Previously Disclosed, the Bank has not agreed and is not required to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise that will affect its liability for Taxes.
(x)    There are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which the Bank is a party that is treated as a partnership for federal income Tax purposes.
(xi)    The Bank is not a party to any agreement, contract, arrangement or plan that has resulted, or could result, individually or in the aggregate, in the payment of “excess parachute payments” within the meaning of Section 280G of the Code.
(xii)    None of the assets of the Bank are “tax exempt use property” or “tax exempt bond financed property” within the meaning of Section 168 of the Code and the Bank is not a party to a “long-term contract” within the meaning of Section 460 of the Code.
(r)    Risk Management Instruments. The Bank is not a party to or otherwise bound by any interest rate swaps, caps, floors, option agreements, futures or forward contracts or other similar risk management arrangements.
(s)    Books and Records. The books of account, minute books, stock record books, and other records of the Bank, all of which have been made available to LCNB, are complete and correct in all material respects and have been maintained in accordance with sound business practices and, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank. The minute books of the Bank contain accurate and complete records of all meetings held of, and corporate action taken by, CBC, as sole shareholder, the Bank Board and committees of the Bank Board, and no action by CBC or meeting of the Bank Board, or any committee thereof has been taken or held for which minutes have been prepared and are not contained in such minute books.
(t)    Insurance. CBC’s Disclosure Schedule sets forth all of the insurance policies, binders, or bonds maintained by or on behalf of the Bank. The Bank is insured with reputable insurers against such risks and in such amounts as the Bank has determined to be prudent and consistent with safe and sound industry practices. All such insurance policies are in full force and effect; the Bank is not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.
(u)    Title to Real Property and Assets.
(i)    Section 4.02(u)(i) of CBC’s Disclosure Schedule lists and describes all real property, and any leasehold interest in real property, owned or held by the Bank. The Bank has good and marketable title, free and clear of all Liens, to all of the properties and assets, real and personal, reflected on the Financial Statements as being owned by the Bank as of September 30, 2013, or acquired after such date, except (A) statutory Liens for amounts not yet due and payable, (B) pledges to secure deposits and other Liens incurred in the ordinary course of banking business, (C) with respect to real property, such imperfections of title, easements, encumbrances, liens, charges, defaults or equitable interests, if any, as do not affect the use of properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (D) dispositions and encumbrances in the ordinary course of business.
(ii)    Except for the Branch Office Lease, the Bank is not a lessee with respect to any real property. The Branch Office Lease is valid, legally binding, in full force and effect and enforceable in accordance with its terms as to the Bank and, to CBC’s Knowledge, as to the other party to the Branch Office Lease. There is not under the Branch Office Lease: (A) any material default by the Bank or, to the Knowledge of CBC, any claim of default which with notice or lapse of time, or both, would constitute a default; or (B) any default or claim of default against the landlord of the Bank, or any event of default or event which with notice or lapse of time, or both, would constitute a default. The consummation of the transactions contemplated hereby will not result in a breach or default under the Branch Office Lease. Neither CBC nor the Bank has received written notice that the landlord under the Branch Office Lease would refuse to renew such lease upon expiration of the period thereof upon substantially the same terms, except for rent increases consistent with past experience or market rentals.
(iii)    All leases pursuant to which the Bank, as lessee, leases personal property (except for leases that have expired by their terms or that the Bank has agreed to terminate since the date hereof) are valid as to the Bank and neither the lessee nor the lessor is in default thereunder.
(v)    Loans; Certain Transactions. Each loan reflected as an asset in the Financial Statements as of September 30, 2013, and each balance sheet date subsequent thereto (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid and enforceable Liens which have been perfected in accordance with applicable law, and (iii) to CBC’s Knowledge, is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity. To CBC’s Knowledge, no obligor under any of such loans has asserted any claim or defense with respect to the subject matter thereof. The Bank is not a party to a loan, including any loan guaranty, with any director, executive officer or 5% shareholder of

CBC or any of its Subsidiaries or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. All loans and extensions of credit that have been made by the Bank and that are subject to 12 C.F.R. Part 31 and 12 C.F.R. Part 215, comply therewith.
(w)    Allowance for Loan Losses. There is no loan which was made by the Bank and which is reflected as an asset of the Bank on the Financial Statements that: (i) is ninety (90) days or more delinquent; (ii) has been classified by examiners (regulatory or internal) or by management of the Bank as “Substandard,” “Doubtful,” “Loss” or “Special Mention”; or (iii) has been identified by accountants or auditors (regulatory or internal) as having a significant risk of uncollectability. The allowance for loan losses reflected on the Financial Statements was, as of the respective date thereof, adequate in all material respects under the requirements of generally accepted accounting principles and applicable regulatory requirements and guidelines to provide for reasonably anticipated losses on outstanding loans, net of recoveries.
(x)    Repurchase Agreements. With respect to all agreements pursuant to which the Bank has purchased securities subject to an agreement to resell, if any, the Bank has a valid, perfected first Lien in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.
(y)    Investment Portfolio. All investment securities held by the Bank, as reflected in the Financial Statements, are carried in accordance with generally accepted accounting principles and in a manner materially consistent with the applicable guidelines issued by the Regulatory Authorities. The Bank has good, valid and marketable title to all securities held by it, except securities held in any fiduciary or agency capacity, free and clear of any Lien, except as set forth in the Financial Statements and except to the extent any such securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of the Bank.

(z)    Deposit Insurance. The deposit accounts of the Bank are insured by the FDIC to the fullest extent permitted by and in accordance with the FDIA, and the Bank has timely paid all assessments and filed all reports required by the FDIA. All interest has been properly accrued on the deposit accounts of the Bank, and Bank’s records accurately reflect such accrual of interest. Except as Previously Disclosed, the deposit accounts of the Bank have been originated and administered in accordance with the terms of the respective governing documents. Neither CBC nor the Bank has received written notice of any loss or potential loss of any material business or customers related to the deposit accounts of the Bank.

(aa)    Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information. The Bank has not been advised of, and CBC has no reason to believe that any facts or circumstances exist, which would cause the Bank to be deemed (i) to be operating in violation of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering law; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws, including without limitation, in Title V of the Gramm-Leach-Bliley Act, except to the extent such violations or noncompliance would not reasonably be expected to have a Material Adverse Effect on CBC or the Bank. CBC is not aware of any facts or circumstances that would cause CBC to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause the Bank to undertake any material remedial action. The Bank Board has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with the Patriot Act and such anti-money laundering program meets the requirements of the Patriot Act and the regulations thereunder, and the Bank has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.
(bb)    CRA Compliance. The Bank has received a Community Reinvestment Act (“CRA”) rating of satisfactory or better as a result of its most recent CRA examination. Neither CBC nor the Bank has Knowledge of any fact or circumstance or set of facts or circumstances which could cause CBC or the Bank to receive notice of non-compliance with such provisions or cause the CRA rating of the Bank to fall below satisfactory.
(cc)    Related Party Transactions. The Bank has not entered into any transactions with any Affiliate of CBC or any of its Subsidiaries or any Affiliate of any director or officer of CBC or any of its Subsidiaries (collectively, the “Related Parties”). None of the Related Parties presently (i) owns, directly or indirectly, any interest in (excepting not more than 5% stock holdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee or consultant of, any Person which is, or is engaged in business as, a competitor, lessor, lessee, customer, distributor, sales agent, or supplier of the Bank; (ii) owns, directly or indirectly, in whole or in part, any tangible or intangible property that the Bank uses or the use of which is necessary for the conduct of its business; (iii) has brought any action against, or owes any amount to, the Bank; or (iv) on behalf of the Bank, has made any payment or commitment to pay any commission, fee or other amount to, or purchase or obtain or otherwise contract to purchase or obtain any goods or services from, any other Person of which any officer or director of the Bank, is a partner or stockholder (excepting stock holdings solely for investment purposes in securities of publicly held and traded companies). Section 4.02(cc) of CBC’s Disclosure Schedule contains a complete list of all contracts between the Bank and any Related Party (collectively, the “Related Party Agreements”) entered into on or prior to the date of this Agreement or contemplated under this Agreement to be entered into before Closing (other than those contracts entered into after the date of this Agreement for which LCNB has given its prior written consent). The Bank is not party to any transaction with any Related Party on other than arm’s-length terms.
(dd)    INTENTIONALLY DELETED.
(ee)    Absence of Undisclosed Liabilities. The Bank does not have any liability (whether accrued, absolute, contingent or otherwise) that, either individually or when combined with all liabilities as to similar matters, would have a Material Adverse Effect on the Bank except as disclosed in the Financial Statements.
(ff)    Material Adverse Effect. The Bank has not suffered a change in its business, financial condition or results of operations since December 31, 2012, that has had or could reasonably be expected to have a Material Adverse Effect on the Bank.

4.03    Representations and Warranties of LCNB. Subject to Section 4.01 and except as Previously Disclosed in a Section of its Disclosure Schedule corresponding to the relevant Section below, LCNB hereby represents and warrants to CBC that the following are true and correct:
(a)    Organization, Standing and Authority. LCNB is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio. LCNB is duly qualified to do business and is in good standing in the State of Ohio and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. LCNB is registered as a financial holding company under the BHCA.
(b)    Corporate Power and Authority. LCNB has full corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. Subject to the approval of this Agreement and the transactions hereunder by the applicable Regulatory Authorities, LCNB has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.
(c)    Authorized and Effective Agreement. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of LCNB and the LCNB Board prior to the date hereof. This Agreement is a valid and legally binding agreement of LCNB, enforceable against LCNB in accordance with its terms except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally, as well as bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.
(d)    Regulatory Approvals; No Defaults.
(i)    No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by LCNB or any of its Subsidiaries in connection with the execution, delivery or performance by LCNB of this Agreement except for (A) the filing of applications and notices, as applicable, with the federal and state banking authorities to approve the transactions contemplated by this Agreement; and (B) receipt of the regulatory approvals required to consummate the transactions contemplated hereby. As of the date hereof, LCNB is not aware of any reason why the regulatory approvals required to consummate the transactions contemplated hereby will not be received without the imposition of any condition, restriction or requirement described in Section 6.01(b).

(ii)    Subject to the receipt of the regulatory approvals required to consummate the transactions contemplated hereby and the expiration of related regulatory waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) result in a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of LCNB or any of its Subsidiaries or to which LCNB or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the LCNB Articles or LCNB Regulations, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.
(e)    Brokerage and Finder’s Fees. Except for the fees payable to FBR Capital Markets & Co., LCNB has not engaged or employed any broker, finder, or agent, or agreed to pay or incurred any brokerage fee, finder’s fee, commission or other similar form of compensation (including any break-up or termination fee) in connection with this Agreement or the transactions contemplated hereby.
(f)    Investment Intent. LCNB is acquiring the Bank Shares for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act.

ARTICLE V
Covenants

5.01    Reasonable Best Efforts    . Subject to the terms and conditions of this Agreement, each of CBC and LCNB shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, so as to permit and enable the consummation of the transactions hereby as promptly as practicable and shall cooperate fully with the other party hereto to that end.
5.02    Shareholder Approval    . CBC, in consultation with LCNB, shall take, in accordance with applicable law and the CBC Articles and the CBC Bylaws, all action necessary to convene an appropriate meeting of its shareholders as soon as practicable to consider and vote upon the adoption of this Agreement and any other matters required to be approved or adopted by the CBC shareholders for consummation of the transactions hereunder (including any adjournment or postponement, the “CBC Meeting”), as promptly as practicable after the date hereof; provided, however, that CBC shall have no obligation to take any such actions if the CBC Board, after consultation with and based upon the advice of legal counsel, determines in good faith that taking such actions would breach its fiduciary duties to shareholders of CBC under applicable law. Each member of the CBC Board will enter into a Voting Agreement, substantially in the form attached hereto as Exhibit A, on or about the date of this Agreement.

5.03     CBC Proxy Statement    .
(a)    CBC shall prepare, pursuant to all applicable laws, rules and regulations, a proxy statement to be delivered to CBC shareholders, describing the transactions contemplated by this Agreement (the “Proxy Statement”). CBC shall provide a draft copy of the Proxy Statement to LCNB for review and comment not less than ten (10) business days prior to the mailing date for the Proxy Statement.
(b)    CBC covenants that none of the information in the final Proxy Statement shall contain any untrue statement of a material fact or shall omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. If CBC shall become aware prior to the Closing Date of any information that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, CBC shall promptly inform LCNB thereof and take the necessary steps to correct the Proxy Statement.
(c)    LCNB shall provide to CBC all information concerning LCNB, LCNB’s Subsidiary, directors, officers and shareholders and such other matters as may be reasonably necessary, advisable and/or required in connection with CBC’s preparation of the Proxy Statement, which information shall be true and correct as of the date provided to CBC. If LCNB shall become aware prior to the Closing Date of any information that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, LCNB shall promptly inform CBC thereof.
5.04    Press Releases    . Upon the execution of this Agreement, LCNB and CBC each may issue a press release regarding this Agreement and the transactions contemplated hereby. Prior to issuing any such press release CBC and LCNB shall provide to the other a copy of the press release it intends to issue.
5.05    Access; Information    .
(a)    CBC shall afford, upon reasonable notice and subject to applicable laws relating to the exchange of information, LCNB and its Representatives, such access during normal business hours throughout the period prior to the Closing Date to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties and personnel and such other information of the Bank as LCNB may reasonably request and, during such period, to the extent permitted by applicable law and regulations (i) shall furnish promptly to LCNB a copy of each material report, schedule and other document filed by or on behalf of the Bank pursuant to federal or state securities or banking laws; and (ii) shall grant access to all other information concerning the business, properties and personnel of the Bank as LCNB may reasonably request. CBC shall cause the Bank to invite two Representatives of LCNB selected by LCNB from time to time to attend, solely as observers, all meetings of the Bank Board (and committees thereof) after the date of this Agreement; provided, however, that in no event shall such LCNB Representatives be invited to or permitted to attend any executive session of the Bank Board or any meeting at which the Bank reasonably determines that such attendance is inconsistent with the fiduciary obligations or confidentiality requirements of the Bank Board.
(b)    LCNB will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 5.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement, and such information will be subject to the confidentiality provisions of Section 5.16.
(c)    In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.
(d)    During the period from the date of this Agreement to the Closing Date, CBC shall deliver to LCNB the weekly and monthly unaudited financial statements of the Bank prepared for its internal use and the report of condition and income of the Bank for each quarterly period completed prior to the Closing Date as the same shall become available.
5.06    Acquisition Proposals; Break Up Fee    .
(a)    CBC shall not, and shall cause its Subsidiaries and the officers, directors, employees, advisors and other agents of CBC and its Subsidiaries not to, directly or indirectly, take any action to solicit or initiate inquiries or proposals with respect to, or engage in negotiations concerning, or provide any confidential information to, any Person, other than LCNB, relating to (i) any acquisition or purchase of all or substantially all of the assets of CBC and/or the Bank or (ii) any merger, consolidation or business combination with CBC and/or the Bank (hereinafter collectively referred to as an “Acquisition Proposal”); provided, however, that nothing contained in this Section shall prohibit CBC from furnishing information to, or entering into discussion or negotiations with, any Person which makes an unsolicited Acquisition Proposal if and to the extent that (A) the CBC Board, after consultation with and based upon the advice of legal counsel, determines in good faith that such action is required to fulfill its fiduciary duties to the shareholders of CBC under applicable law and (B) before furnishing such information to, or entering into discussions or negotiations with, such Person, CBC provides prompt, but not later than 3 business days, written notice to LCNB of the receipt of such Acquisition Proposal, the identity of the bidder and the substance of such Acquisition Proposal.
(b)    In the event that CBC and/or the Bank executes a definitive agreement in respect of, or closes, an Acquisition Proposal, CBC shall pay to LCNB in immediately available funds the sum of $900,000 immediately after the earlier of such execution or closing.

5.07    Takeover Laws    . No party hereto shall take any action that would cause the transactions contemplated by this Agreement or the Voting Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) this Agreement, the Voting Agreement and the transactions contemplated by this Agreement from or, if necessary, challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.
5.08    Certain Policies    . Before the Closing Date, CBC shall cause the Bank to, upon the request of LCNB, (i) modify and change its loan, investment portfolio, asset liability management and real estate valuation policies and practices (including, but not limited to, loan classifications and levels of reserves) so that such policies and practices may be applied on a basis that is consistent with those of LCNB and (ii) evaluate the need for any reserves including, but not limited to, reserves relating to any outstanding litigation, any Tax audits or any liabilities to be incurred upon cancellation of any contracts as a result of consummation of the transactions in this Agreement; provided, however, that CBC shall not be obligated to take any such action pursuant to this Section 5.08 unless and until LCNB acknowledges that all conditions to its obligation to the Closing have been satisfied (including, but not limited to, the receipt of the regulatory approvals required to consummate the transactions contemplated hereby) and certifies to CBC that LCNB’s representations and warranties are true and correct as of such date and that LCNB is otherwise in material compliance with this Agreement; provided further, however, that CBC shall not be obligated to take any such action pursuant to this Section 5.08 if such action would be clearly inconsistent with generally accepted accounting principles, would constitute a violation of any law or regulation or result in any objection by appropriate Regulatory Authorities, or would be inconsistent with the fiduciary obligations of the directors of CBC and/or the Bank. CBC’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Section 5.08.
5.09    Regulatory Applications    .
(a)    LCNB and CBC and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to allow LCNB to prepare, submit and file all applications and requests for regulatory approval, to timely effect all filings and to obtain all consents, approvals and/or authorizations of all the Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement. In exercising the rights under this Section, each of the parties hereto agrees to act reasonably and as promptly as practicable. LCNB agrees that it will (i) consult with CBC with respect to obtaining the material consents, approvals and authorizations from the Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement and (ii) keep CBC apprised of the status of material matters relating to obtaining such consents, approvals and/or authorizations from the Regulatory Authorities. CBC shall have the right to review in advance, subject to applicable laws relating to the exchange of Information, all material written information submitted to the Regulatory Authorities in connection with the transactions contemplated by this Agreement. Notwithstanding the forgoing sentence, neither CBC nor the Bank shall have any right to review and/or inspect any proprietary information submitted by LCNB to any Regulatory Authority, including, but not limited to any business plan and/or financial data or analysis prepared by LCNB in relation to such consents, approvals and/or authorizations from the Regulatory Authorities.

(b)    CBC agrees, upon request, to furnish LCNB with all information concerning itself, the Bank, directors, officers and shareholders and such other matters as may be reasonably necessary, advisable and/or required in connection with any filing, notice or application made by or on behalf of LCNB or Bank to any Regulatory Authority.
5.10    Employment Matters; Employee Benefits .
(a)    General. It is understood and agreed that nothing in this Section 5.10 or elsewhere in this Agreement shall be deemed to be a contract of employment or be construed to give the Bank’s employees any rights other than as employees at will under applicable law, and the Bank employees shall not be deemed to be third-party beneficiaries of this Agreement. Employees of the Bank who become employees of LCNB or its Subsidiary as a result of the transactions contemplated hereby shall participate in Bank’s Compensation and Benefit Plans (for so long as LCNB determines necessary or appropriate) or in the employee benefit plans sponsored by LCNB or its Subsidiary for LCNB’s or its Subsidiary’s employees (with credit for their years of service with the Bank for participation and vesting purposes under LCNB’s or its Subsidiary’s applicable plans, to the extent such plans permit), including credit for years of service and for seniority under vacation programs, but subject to the eligibility and other terms of such plans. In addition, to the extent the Bank employees participate in LCNB’s or its Subsidiary’s group health plan (instead of continued participation in Bank’s group health plan), LCNB agrees to waive all restrictions and limitations for pre-existing conditions under LCNB’s or its Subsidiary’s group health plan and applicable insurance policy to the extent that LCNB’s group health plan and insurance policy permit such waiver.
(b)    Employee Severance. Subject to any applicable regulatory restrictions:
(i)    LCNB shall pay to each employee of the Bank who (A) is not due a payment pursuant to Section 5.10(e), and (B) is an employee of the Bank immediately before the Closing Date and who has been an employee of the Bank for at least 12 months prior to the Closing Date, and who is not offered continued employment by LCNB or Bank after the Closing Date, a severance amount equal to the lesser of (I) $20,000, or (II) (i) two weeks base pay multiplied by the number of whole years of service of such employee with the Bank and (ii) such employee’s accumulated paid-time-off under the Bank’ paid-time-off plan, less applicable local, state and federal tax withholding; provided, however, that the maximum severance payment shall not exceed 26 weeks of base pay. Such severance pay shall be paid in a lump sum within seventy-five (75) days following termination, provided that such employee has not been terminated for cause. For any employee of the Bank participating in Bank’s group health program on and prior to the Closing Date who is entitled to a severance payment, the employee will be provided health insurance coverage by LCNB or its Subsidiary at the full premium rate in accordance with the requirements of COBRA.
(ii)    In exchange for the severance pay described in Subsection (i), terminated employees will be required to execute a final and binding general release in which the employee releases and waives any and all claims the employee may have against LCNB and any and all affiliated entities and persons.

(c)    401(k) Plan. Prior to the Closing Date, but after the receipt of the last to be obtained of either the CBC Shareholder Adoption and the regulatory approvals required by Section 6.01(b) of this Agreement, the Bank Board shall adopt resolutions effectuating the termination of the Bank’s 401(k) Plan (the “401(k) Plan”) effective immediately prior to the Closing Date and the Bank shall adopt any amendments necessary to the 401(k) Plan to effectuate this termination. LCNB agrees to take all steps necessary to complete the termination of the 401(k) Plan following the Closing Date, including, but not limited to seeking a favorable determination letter from the IRS pertaining to the qualified status of the Plan upon its termination, facilitating the distribution of assets from the 401(k) Plan and filing any necessary annual reports for the 401(k) Plan. LCNB further agrees to take all steps necessary or appropriate to accept roll-overs of benefits from the 401(k) Plan to the LCNB 401(k) plan for employees of the Bank who continue as employees of LCNB and/or its Subsidiary after the Closing Date and who elect to roll-over their distributions from the 401(k) Plan to the LCNB 401(k) plan, subject to the provisions of the LCNB 401(k) Plan.
(d)    Profit Sharing Plan. Prior to the Closing Date, but after the receipt of the last to be obtained of either the CBC Shareholder Adoption and the regulatory approvals required by Section 6.01(b) of this Agreement, CBC shall effectuate an amendment to the Profit Sharing Plan removing the Bank as the Trustee of the Profit Sharing Plan’s trust. LCNB agrees to take all steps necessary or appropriate to accept roll-overs of benefits from the Profit Sharing Plan to the LCNB 401(k) plan for employees of the Bank who continue as employees of LCNB and/or its Subsidiary after the Closing Date and who elect to rollover their distributions from the Profit Sharing Plan to the LCNB 401(k) plan, subject to the provisions of the LCNB 401(k) Plan.
(e)    Executive Employment Agreement(s). Any payment due to an employee pursuant to the Compensation and Benefit Plans and which is due by CBC or the Bank as a result of the consummation of the transaction contemplated by this Agreement shall be paid by CBC to such employee on or before the Closing. In connection with such payment, CBC shall (i) cause any employee to whom such payment is due to sign a release in the form attached hereinto as Exhibit B, and (ii) hold harmless and indemnify the Bank, LCNB and its Subsidiary against any and all Losses arising from, related to or in connection with such payment.
5.11    Notification of Certain Matters    . CBC shall give prompt notice to LCNB of any fact, event or circumstance known to CBC that is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to CBC or the Bank. Each of CBC and LCNB shall give prompt notice to the other party of any fact, event or circumstance known to it that would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.
5.12    No Breaches of Representations and Warranties    . Between the date of this Agreement and the Closing Date, without the written consent of the other party, neither LCNB nor CBC will not do any act or suffer any omission of any nature whatsoever which would cause any of its representations or warranties made in Article IV of this Agreement to become untrue or incorrect in any material respect.

5.13    Consents    . CBC shall use commercially reasonable efforts to obtain any required consents to the transactions contemplated by this Agreement.
5.14    Insurance Coverage    . CBC shall cause the policies of insurance for the Bank listed in the Disclosure Schedule to remain in effect between the date of this Agreement and the Closing Date.
5.15    INTENTIONALLY DELETED.
5.16    Confidentiality    . Except for the use of information in connection with the Proxy Statement described in Section 5.03 hereof and any other governmental filings required in order to complete the transactions contemplated by this Agreement, all information (collectively, the “Information”) received by each of CBC and LCNB pursuant to the terms of this Agreement shall be kept in strictest confidence; provided, that subsequent to the mailing of the Proxy Statement to the CBC shareholders, this Section 5.16 shall not apply to information included in the Proxy Statement to be sent to the shareholders of CBC under Section 5.03. CBC and LCNB agree that the Information will be used only for the purpose of completing the transactions contemplated by this Agreement. CBC and LCNB agree to hold the Information in strictest confidence and shall not use, and shall not disclose directly or indirectly any of such Information except when, after and to the extent such Information (i) is or becomes generally available to the public other than through the failure of CBC or LCNB to fulfill its obligations hereunder, (ii) was already known to the party receiving the Information on a nonconfidential basis prior to the disclosure or (iii) is subsequently disclosed to the party receiving the Information on a nonconfidential basis by a third party having no obligation of confidentiality to the party disclosing the Information. In the event the transactions contemplated by this Agreement are not consummated, CBC and LCNB agree to return all copies of the Information provided to the other promptly.
5.17    Covenant Not to Compete.      From the Closing Date and for a period of two (2) years thereafter, CBC shall not, either directly or indirectly:
(i)     own, manage, operate or control or participate in the ownership, management, operation or control of, or be employed by, act as consultant or adviser to any corporation, partnership, person, firm or other business that is engaged in the business of commercial banking either by having an office located within a fifty mile radius of the Bank’s Territory (the “Trade Territory”) or by actively engaging in regular banking activities in the Trade Territory;
(ii)    call upon, solicit, divert or attempt to take away any of borrower, depositor, customer or business of the Bank, LCNB or its Subsidiary;
(iii)    disclose, make available or divulge to any corporation, partnership, individual, firm, other business or person any trade secret information concerning the business and affairs of the Bank, LCNB or its Subsidiary; or
(iv)    hire, retain or attempt to hire or retain any employee of the Bank, LCNB or its Subsidiary retained by LCNB and/or its Subsidiary after the Closing.

CBC agrees that any breach of covenants (i) – (iv) above will cause LCNB irreparable harm for which there is no adequate remedy at law, and, without limiting whatever other rights and remedies LCNB may have under this Section or otherwise under this Agreement, CBC consents to the issuance of an injunction in favor of LCNB enjoining the breach of any of the aforesaid covenants by any court of competent jurisdiction. If any or all of the aforesaid covenants are held to be unenforceable because of the scope or duration of such covenant or the area covered thereby, the parties agree that the court making such determination shall have the power to reduce the scope, duration and area of such covenant to the extent that allows the maximum scope, duration and/or area permitted by applicable law.
5.18    Regulatory Matters    . Prior to the Closing, LCNB, CBC and each of their Subsidiaries, as applicable, shall cooperate and each of them agrees to use its reasonable best efforts to remediate any order, decree, formal or informal agreement, memorandum of understanding or similar agreement of CBC or the Bank with, or a commitment letter, board resolution or similar submission by CBC or the Bank to, or supervisory letter from any Regulatory Authority to CBC or the Bank, to the satisfaction of such Regulatory Authority.
5.19    Tax Matters.
(a)    Taxes on Bank Shares. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by CBC when due, and CBC will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges. CBC and LCNB agree to timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) such Taxes.
(b)    Tax Indemnification. As set forth in greater detail in Article VII, CBC shall indemnify LCNB and its Affiliates and hold them harmless from and against, any Loss, claim, liability, expense, or other damage attributable to (i) all Taxes of the Bank for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Bank (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar law or regulation, and (iii) any and all Taxes of any Person (other than the Bank) imposed on the Bank as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing; provided that, in the case of each of clauses (i), (ii) and (iii) above, CBC shall be liable only to the extent that such Taxes are in excess of the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the Most Recent Balance Sheet of the Bank, as such reserve is adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Bank; and provided further that CBC shall have no obligation to indemnify LCNB or its Affiliates for any Taxes resulting from any transactions occurring on the Closing Date and after the Closing outside the ordinary course of business. LCNB shall indemnify CBC and its Affiliates and hold them harmless from and against, any Loss, claim, liability, expense, or other damage attributable to Taxes of the Bank for any Pre-Closing Tax Period, but only to the extent that such Taxes are not in excess of the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the Most Recent Balance Sheet of the Bank, as such reserve is adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Bank.
(c)     CBC Returns. CBC shall timely and accurately (i) prepare (or cause such preparation) any Tax Returns required to be filed with respect to the Bank for taxable periods of the Bank that end on or before the Closing Date (the “CBC Returns”) and (ii) file (or cause to be filed) with the appropriate Governmental Authorities all CBC returns required to be filed by CBC. CBC shall be liable for and pay, and shall indemnify each of the Bank and LCNB against and hold each of them harmless from the Taxes due on the CBC Returns , but only to the extent that such Taxes are in excess of the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the Most Recent Balance Sheet of the Bank, as such reserve is adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Bank. LCNB and the Bank shall be liable for and pay, and shall indemnify CBC against and hold it harmless from the Taxes of the Bank shown as due on the CBC Returns, but only to the extent that such Taxes are not in excess of the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the Most Recent Balance Sheet of the Bank, as such reserve is adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Bank. In the event a CBC Return is provided to the Bank and/or LCNB for filing, CBC shall pay to the Bank and/or LCNB, as applicable, an amount equal to the portion of the Taxes of the Bank as shown as due on the CBC Return for which CBC is liable pursuant to this Section 5.19, which payment shall be made not later than two (2) business days before the due date for payment of Taxes with respect to CBC Return, and LCNB shall or shall cause the then applicable Subsidiary to file the CBC Return and pay (subject to indemnification provided herein) the Tax shown as due thereon.
(d)    LCNB Returns. LCNB shall timely and accurately prepare and file (or cause such preparation and filing) with the appropriate Governmental Authorities any Tax Returns required to be filed with respect to the Bank for taxable periods beginning on or before the Closing Date that are due after the Closing Date other than the CBC Returns (the “LCNB Returns”). If any Tax shown as due on an LCNB Return includes any Pre-Closing Taxes (as defined below), LCNB shall provide CBC with copies of such LCNB Return at least thirty (30) days prior to the due date thereof (giving effect to any extensions) (or, if required to be filed within thirty (30) days after the Closing Date, as soon as possible following the Closing Date) accompanied by a statement (the “Pre-Closing Tax Statement”) setting forth and calculating in reasonable detail the Pre-Closing Taxes shown as due on the LCNB Return. If CBC agrees with the LCNB Return and Pre-Closing Tax Statement, CBC shall pay to LCNB an amount equal to the Pre-Closing Taxes as shown on the Pre-Closing Tax Statement, but only to the extent that such Pre-Closing Taxes are in excess of the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the Most Recent Balance Sheet of the Bank, as such reserve is adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Bank. Any such payment shall be made not later than two (2) business days before the due date for payment of Taxes with respect to such LCNB Return. If, within twenty (20)

days of the receipt of the LCNB Return and Pre-Closing Tax Statement, CBC notifies LCNB that it disputes the manner of preparation of the LCNB Return or the amount of Pre-Closing Taxes calculated in the Pre-Closing Tax Statement, and provides LCNB its proposed form of LCNB Return, a statement setting forth and calculating in reasonable detail the Pre-Closing Taxes, and a written explanation of the reasons for its adjustment, then LCNB and CBC shall attempt to resolve their disagreement within the five (5) days following CBC’s notification to LCNB of such disagreement. If LCNB and CBC are unable to resolve their disagreement, the dispute shall be submitted to an independent and nationally recognized certified public accounting firm (the “Arbitrator”), whose expense shall be borne equally by LCNB on the one hand, and CBC on the other, for resolution within fifteen (15) days of such submission. The decision of the Arbitrator with respect to such dispute shall be binding upon LCNB and CBC, and CBC shall pay to the Bank an amount equal to the Pre-Closing Taxes as decided by the Arbitrator, but only to the extent that such Pre-Closing Taxes are in excess of the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the Most Recent Balance Sheet of the Bank, as such reserve is adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Bank, not later than two (2) business days before the due date (including any extensions) for payment of Taxes with respect to such LCNB Return. CBC shall be liable for and pay, and indemnify each of the Bank and LCNB against and hold each of them harmless from the Pre-Closing Taxes due on the LCNB Returns, but only to the extent that such Pre-Closing Taxes are in excess of the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the Most Recent Balance Sheet of the Bank, as such reserve is adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Bank. LCNB and the Bank shall be liable for and pay, and shall indemnify CBC against and hold it harmless from the Pre-Closing Taxes due on the LCNB Returns, to the extent that such Taxes are not in excess of the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the Most Recent Balance Sheet of the Bank, as such reserve is adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Bank.
(e)    Straddle Period and Pre-Closing Taxes. For purposes of this Agreement, in the case of any Taxes with respect to any Tax Return with respect to the Bank for a taxable period ending after the Closing Date that includes the Closing Date (a “Straddle Period”), the portion of any such Taxes that constitutes “Pre-Closing Taxes” shall (i) in the case of Taxes that are either (x) based upon or related to income or receipts or (y) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible) or other reasonably identifiable transaction be deemed equal to the amount that would be payable if the Tax period ended at the close of business on the date of the Closing and (ii) in the case of Taxes (other than those described in clause (i)) imposed on a periodic basis with respect to the business or assets of the Bank, be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated as Pre-Closing Taxes under this Section shall be computed by reference to the level of such items at the close of business on the Closing Date. The parties shall, to the extent permitted by Law, elect with the relevant Governmental Authority to treat a portion of any Straddle Period as a short Tax period ending as of the close of business on the Closing Date.
(f)    Reimbursement. Not later than forty (40) days prior to the payment of any Tax by a party hereto for which indemnification is required under this Section (or, if required to be paid within forty (40) days after the Closing Date, as soon as possible following the Closing Date), the party paying such Tax shall give notice to the other party of the Tax payable and the portion which is the liability of each party, although failure to provide such notice will not relieve the other party from its liability hereunder.
(g)    Tax Contest. Any party who receives any notice of a pending or threatened Tax audit, assessment, or adjustment against or with respect to the Bank which may give rise to liability of any other party hereto, shall promptly notify the other parties hereto within five (5) business days of the receipt of such notice. Such notice shall contain factual information describing any asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Governmental Authority in respect of any such audit, assessment or adjustment. Failure to give such notification shall not affect the indemnification provided under this Section except to the extent the indemnifying party (the “Tax Indemnifying Party”) shall have been prejudiced as a result of such failure (except that the Tax Indemnifying Party shall not be liable for any expenses incurred during the period in which the Tax Indemnified Party (as defined below) failed to give such notice). Thereafter, the party who is entitled to indemnification hereunder (the “Tax Indemnified Party”) shall deliver to the Tax Indemnifying Party, as promptly as possible but in no event later than ten (10) days after the Tax Indemnified Party’s receipt thereof, copies of all relevant notices and documents (including court papers) received by the Tax Indemnified Party. The parties each agree to consult with and to keep the other parties informed on a regular basis regarding the status of any Tax audit or administrative or judicial proceeding to the extent that such audit or proceeding could affect a liability of such other parties or their affiliates (including indemnity obligations hereunder), and provide the other party with copies of all written correspondence with respect to such audit or proceeding in a timely manner. In the case of a Tax audit or administrative or judicial proceeding relating solely to a taxable period ending on or before the Closing Date, CBC shall have the right, at its expense, to control the conduct of such audit or proceeding. LCNB shall have the right to participate in such audit or proceeding at its own expense so long as such audit or proceeding does not relate to a consolidated or combined Tax Return or liabilities for a group of which CBC or any of its Affiliates is a member. If CBC does not timely take control of such audit or proceeding, LCNB may, at the cost and expense of CBC, control the conduct of the audit or proceeding. Both LCNB and CBC shall be entitled to represent their own interests in light of their responsibilities (including indemnity obligations) for the related Taxes, at their own expense, in any audit or administrative or judicial proceeding involving any Taxes with respect to any Tax Return of the Bank for a Straddle Period, and no such audit or proceeding may be settled or compromised by LCNB or CBC without the consent of both LCNB and CBC, which consent shall not be unreasonably withheld. The provisions of this Section 5.19(g) (and not the provisions of Section 7.02(c)) shall govern Tax audits or administrative or judicial proceedings.
(h)    Cooperation on Tax Matters.

(i)    LCNB, Bank, and CBC shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 5.19 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information that are reasonably relevant to any such audit litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. CBC and the Bank agree (i) to retain all books and records with respect to Tax matters pertinent to the Bank relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by LCNB or CBC, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Bank or CBC, as the case may be, shall allow the other party to take possession of such books and records.
(ii)    LCNB and CBC further agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).
(i)    INTENTIONALLY DELETED.
(j)    Tax Allocation or Sharing Agreements. All tax allocation or sharing agreements to which the Bank is a party, including without limitation the Tax Allocation Agreement between CBC, the Bank and The Oculina Bank (collectively, the “Tax Allocation Agreement”), shall be terminated no later than the Closing Date and, after the Closing Date, the Bank shall not be bound thereby or have any liability thereunder.
(k)    338(h)(10) Election.
(i)    CBC and LCNB shall make an election under Section 338(h)(10) of the Code (and any corresponding elections under any applicable state and local laws) (hereinafter referred to as the “Section 338(h)(10) Election”) with respect to the purchase and sale of the Bank Shares. LCNB shall prepare IRS Form 8023 (and any required attachments and/or schedules), and any comparable forms required to make any corresponding elections under any applicable state and local laws that may be required to make the Section 338(h)(10) Election (collectively, the “Section 338 Forms”), and shall submit the Section 338 Forms to CBC no later than five (5) days prior to the Closing Date, and CBC agrees that the executed Form 8023 will be provided to LCNB on or before the Closing Date. No later than thirty (30) days after the Closing Date, LCNB shall deliver to CBC completed copies of the Section 338 Forms and evidence of LCNB’s filing of such forms with the IRS or other applicable Governmental Authority. LCNB and CBC shall take or cause to be taken any other actions that are necessary for making or perfecting the Section 338(h)(10) Elections.
(ii)     The “aggregate deemed sale price” and the “adjusted grossed up basis” (within the meaning of Treasury Regulation Sections 1.338(h)(10)-1(d)(3) and 1.338-4) shall be allocated among the assets of the Bank in a manner consistent with the provisions of Treasury Regulations Sections 1.338(h)(10)-1(d)(3), 1.338-4 and 1.338-6 and as set forth in the Allocation (defined below). LCNB shall prepare a statement setting forth a computation and allocation of the aggregate deemed sale price for the Bank (the “Computation”) and shall submit the Computation to CBC, along with copies of applicable supporting documents used to prepare the Computation, within ninety (90) days after the Closing Date. If CBC disagrees with the Computation and provides written notice of such disagreement to LCNB within thirty (30) days after receipt of the Computation, the disagreement shall be submitted, no later than ten (10) days after the end of such 30-day period, to the Arbitrator for resolution, with the costs and expenses of the Arbitrator being borne equally by CBC and LCNB, and the Arbitrator shall notify CBC and LCNB of its determination no later than thirty (30) days after submission of the disagreement to it. If no notice of the disagreement is provided by CBC to LCNB, the allocation set forth in the Computation shall be the “Allocation” and shall be binding and final upon CBC, LCNB, the Bank, and each of their Affiliates. None of CBC, LCNB, the Bank or any of their Affiliates shall take a position inconsistent with the Allocation on any Tax Return (including IRS Form 8883), in any proceeding before any Governmental Authority or otherwise, unless and to the extent required to do so pursuant to any applicable law. If any Governmental Authority disputes the Allocation, the party receiving notice of the dispute shall promptly notify the other affected parties hereto concerning notice of the dispute. CBC and LCNB shall make appropriate adjustments to the Allocation to reflect adjustments in the Purchase Price.

(l)    None of LCNB, the Bank, or any Affiliate shall prepare and file, or cause to be prepared and filed, any amendment to any Tax Return of the Bank, or make any Tax election with respect to Taxes of or relating to the Bank, for any Tax period beginning on or prior to the Closing Date without the prior written consent of CBC (which consent shall not be unreasonably withheld, delayed, or conditioned).
(m)    LCNB agrees to indemnify CBC for any additional Tax owed by CBC (including Tax owed by CBC due to this indemnification payment) resulting from any transaction engaged in by the Bank not in the ordinary course of the business of the Bank occurring on the Closing Date and after the Closing.
5.20    Intercompany Obligations.      Except as specifically provided in this Agreement, prior to Closing, the Bank, on the one hand, and CBC or any Affiliate of CBC (other than the Bank), on the other hand, shall (a) enter into one or more mutual termination and release agreements with respect to all contracts between them, whether relating to products, services or support provided to or by the Bank or otherwise effective as of the Closing, (b) execute releases acquitting, releasing and discharging the Bank and LCNB (solely with respect to its ownership of the Bank) from any and all liabilities to CBC and its Affiliates that exist prior to the Closing or that arise in the future from events or occurrences taking place prior to or as of the Closing Date, other than pursuant to the transactions contemplated by this Agreement, and (c) settle or pay all intercompany receivables and payables.

5.21    Environmental Assessments.     CBC hereby agrees to permit LCNB to engage, at the expense of LCNB, a qualified consultant, mutually agreeable to CBC and LCNB, to conduct a Phase I Environmental Site Assessment in accordance with the requirements of ASTM E1527-05 “Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment Practice “ (“Phase I”) of each parcel of real estate owned by the Bank, including real estate acquired by the Bank upon foreclosure; provided that the consultant conducts each such Phase I at such times as are reasonably acceptable to CBC and in a manner designed to cause minimal disruption to the business of CBC and the Bank. LCNB shall hold harmless and indemnify CBC against any and all Losses arising from solely conducting such Phase I assessments.
5.22    Indemnification of Directors and Officers; Directors’ and Officers’ Insurance.
(a)     LCNB agrees that all rights to indemnification and all limitations of liability existing in favor of any director or officer of the Bank (the “Indemnified Parties”) as provided in the Bank Articles and Bank Bylaws as in effect as of the date hereof with respect to matters occurring on or prior to the Closing shall survive the Closing and shall continue in full force and effect for a period four (4) years following the Closing Date. The indemnification provided for under this Section 5.22 shall be the sole and exclusive indemnification obligation of LCNB or its Subsidiary to the Indemnified Parties.
(b)    In the event LCNB or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of LCNB shall assume the obligations set forth in this Section 5.22.
(c)    The provisions of this Section 5.22 are intended to be for the benefit of, and to grant third party rights to, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

(d)    Before the Closing Date, CBC shall arrange and pay the premium for a policy of directors’ and officers’ liability insurance issued to CBC or the Bank applicable to directors and officers of the Bank immediately prior to the Closing (“D&O Policy”) to be effective for a period of up to four (4) years following the Closing Date, on terms no less advantageous than those contained in the Bank’s existing directors’ and officers’ liability insurance policy. LCNB shall, at Closing, reimburse CBC for 50% of the premium paid for the D&O Policy; provided, however, LCNB’s obligation to reimburse CBC under this Section 5.22 shall not exceed $100,000.

ARTICLE VI
Conditions to Closing

6.01    Conditions to Each Party’s Obligation to Close    . The respective obligation of each of LCNB and CBC to close the transactions contemplated hereby is subject to the fulfillment or written waiver by LCNB and CBC prior to the Closing Date of each of the following conditions:
(a)    Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been duly adopted and approved by the requisite vote of the shareholders of CBC.
(b)    Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain (i) any conditions, restrictions or requirements which the LCNB Board reasonably determines would either before or after the Closing Date have a Material Adverse Effect on LCNB and its Subsidiaries taken as a whole, or (ii) any conditions, restrictions or requirements that are not customary and usual for approvals of such type and which the LCNB Board reasonably determines would either before or after the Closing Date be unduly burdensome. For purposes of this Section 6.01(b), any regulatory approval that does not result in the termination of all outstanding Regulatory Orders applicable to the Bank, if any, prior to or on the Closing Date shall be deemed to have a Material Adverse Effect on LCNB and its Subsidiaries taken as a whole.
(c)    No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement.
6.02    Conditions to Obligation of CBC    . The obligation of CBC to close the transactions contemplated hereby is also subject to the fulfillment or written waiver by CBC prior to the Closing Date of each of the following conditions:
(a)    Representations and Warranties. The representations and warranties of LCNB set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date).
(b)    Performance of Obligations of LCNB. LCNB shall have performed in all material respects all obligations required to be performed by LCNB under this Agreement at or prior to the Closing Date.
(c)    LCNB’s Closing Deliverables. LCNB shall have delivered to CBC certificates and other items required under Section 2.04(b).
(d)    Fairness Opinion. The opinion of 79 Capital Securities LLC, in form and substance reasonably acceptable to CBC, that the consideration to be received by CBC pursuant to this Agreement is fair to CBC from a financial point of view shall have been delivered to CBC prior to the mailing date of the Proxy Statement.
6.03    Conditions to Obligation of LCNB    . The obligation of LCNB to close the transactions contemplated hereby is also subject to the fulfillment or written waiver by LCNB prior to the Closing Date of each of the following conditions:
(a)    Representations and Warranties. The representations and warranties of CBC set forth in this Agreement shall be true and correct in all material respects (except to the extent that any such representation or warranty contains a materiality or Material Adverse Effect qualifier, in which case it shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date).
(b)    Performance of Obligations of CBC. CBC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.
(c)    CBC’s Closing Deliverables. CBC shall have delivered to LCNB certificates and other items required under Section 2.04(a).
(d)    Payoff of the Mutual Federal Bank Loan. CBC shall have delivered, at least five (5) days prior to the Closing Date, a payoff letter from Mutual Federal Bank, Sidney, Ohio, in a form and substance satisfactory to LCNB in its sole discretion, reflecting the amount needed to satisfy in full all of the obligations (including all of principal, interest, fees and charges) of the Mutual Federal Home Loan, and to release any and all Liens on the Bank Shares.
(e)    Consents. CBC and the Bank shall have obtained the consent or approval of each person (other than Governmental Authorities) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, in LCNB’s reasonable estimate have a Material Adverse Effect after the Closing Date.
(f)    Financing. LCNB shall have successfully completed its public offering of common stock to raise an amount not less than $25,000,000 and have available all funds necessary to pay on the Closing Date the Purchase Price.
(g)    Real Estate. There shall have been no condemnation, eminent domain or similar proceedings commenced or threatened in writing by any Government Authority with respect to any real estate owned by the Bank as of the Closing (including real estate acquired in connection with foreclosure) that has had or could reasonably be expected to have a Material Adverse Effect on the Bank. Either (i) the results of each Phase I as reported shall be satisfactory to LCNB or (ii) any breach of the representations and warranties contained in Section 4.02(p) of this Agreement disclosed in a Phase I report shall have been remedied by CBC or Bank to the reasonable satisfaction of LCNB.

(h)    Retained Assets Sale. The transactions contemplated by the Retained Assets Sale shall have been completed in a manner and pursuant to documentation reasonably acceptable to LCNB.
(i)    No Material Adverse Effect. From the date of this Agreement, there shall not have occurred any event, circumstance or development that has had or could reasonably be expected to have a Material Adverse Effect on the Bank.
ARTICLE VII
Indemnification

7.01    Survival of Representations and Warranties.     Except for the representations and warranties of CBC set forth in Sections 4.02(b), 4.02(d), 4.02(e), 4.02(j), 4.02(p), 4.02(q), 4.02(u), 4.02(v) and 4.02(aa) (collectively, the “Fundamental Representations” and individually, a “Fundamental Representation”), the representations and warranties of CBC contained in this Agreement shall not survive the Closing. The Fundamental Representations shall survive for a period of twenty-four (24) months after the Closing (and thereafter to the extent a claim is made prior to such expiration with respect to any breach of a Fundamental Representation until such claim is finally determined or settled).
7.02    Indemnification.
(a)    Indemnification by CBC. Subject to Section 7.02(c)(ii), CBC shall indemnify and hold harmless LNCB and its directors, officers, directors, agents and Affiliates from and against and in respect of any and all Losses that they may suffer, incur or sustain arising out of or in connection with:
(i)    any breach of a Fundamental Representation;
(ii)    any breach of a covenant or agreement on the part of CBC under Sections 5.16, 5.17 or 5.19 of this Agreement (each, a “Fundamental Covenant”);
(iii)     the Retained Assets, the Retained Assets Liabilities, or the Retained Asset Sale; or
(iv)    any Legal Proceeding arising from the Retained Assets, the Retained Assets Liabilities or the Retained Asset Sale or any breach of a Fundamental Representation or Fundamental Covenant.
(b)    Indemnification by LCNB. Subject to Section 7.02(c)(ii), LCNB agrees to indemnify and hold harmless CBC and its respective employees, officers, directors, agents and Affiliates from and against any and all Losses that they may suffer, incur or sustain arising out of or in connection with:
(i)    any breach of representation or warranty of LCNB in this Agreement or in any certificate or instrument delivered in connection herewith; or

(ii)    any breach of covenant or agreement on the part of LCNB under this Agreement or in any certificate or instrument delivered in connection herewith.
(c)    Indemnification Procedures.
(i)     Defense of Claim. If any lawsuit or enforcement action is filed by a third party, written notice thereof shall be given to the indemnifying party as promptly as is practicable (and in any event within fifteen (15) days after the service of the citation or summons). After such notice, if the indemnifying party acknowledges in writing to the indemnified party that the indemnifying party shall be obligated under the terms of Article VII in connection with such lawsuit or action, then the indemnifying party shall be entitled, if it so elects, to take control of the defense and investigation of such lawsuit or action and to employ and engage attorneys of its own choice to handle all aspects of such defense, at the indemnifying party’s cost, risk and expense, provided that the indemnifying party and its counsel shall proceed with diligence and in good faith with respect thereto without conflict of interest in such defense between CBC and LCNB. The indemnified party shall cooperate in all reasonable respects with the indemnifying party and its attorneys in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom; provided, however, that the indemnified party may, at its own cost and with no right of indemnification with respect thereto, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. If the indemnifying party does not assume responsibility for defense of the third party action, then the indemnified party may proceed with the defense of the action. If the indemnifying party has acknowledged to the indemnified party its obligations to indemnify hereunder, the indemnified party shall not settle such lawsuit or enforcement action without the prior written consent of the indemnifying party and, if the indemnifying party has not so acknowledged its obligation, the indemnified party shall not settle such lawsuit or enforcement action without ten (10) days’ prior written notice to the indemnifying party.
(ii)    Threshold; Exceptions. Notwithstanding anything to the contrary contained herein, neither party shall make a claim for indemnification unless and until the Losses incurred by such party exceed $100,000 (“Indemnification Basket”); provided, however, that this Indemnification Basket shall not apply to any Losses resulting from any knowing or willful breach of this Agreement or fraud giving rise to such Losses. Once the Indemnification Basket has been satisfied, an indemnified party shall be entitled to receive all Losses suffered by such party, subject to the Indemnification Cap. An indemnifying party’s liability to an indemnified party under Article VII (other than CBC with respect to knowing or willful breach of this Agreement, or fraud giving rise to such Loss) shall be limited to an aggregate amount equal to $3,000,000 (the “Indemnification Cap”).
(iii)    Exclusive Remedy. After the Closing, the parties’ sole and exclusive recourse against each other, and to an indemnified party, for any Losses arising out of or relating to this Agreement and the transactions contemplated hereby (including any claims or causes of action arising from or under any statute or the common law) shall be expressly limited to this Article VII, and the parties hereby waive all rights and remedies not set forth in this Article VII.
(d)    Tax Treatment of Indemnification Payments. Any indemnification payments made pursuant to this Agreement shall be treated as an adjustment to the final Purchase Price for all relevant Tax purposes.
(e)    Tax Benefit. All indemnification payments under this Article VII shall be paid by the indemnifying party net of any “Tax Benefit” attributable to the indemnified party. For purposes of this Agreement, the term “Tax Benefit” means, with respect to a taxable year of a Person and without duplication, the excess, if any, of (i) such Person’s cumulative liability for Taxes through the end of such taxable year, calculated by excluding any Tax items attributable to the payment at issue for all taxable years, over (ii) such Person’s actual cumulative liability for Taxes through the end of such taxable year, calculated by taking into account any Tax items attributable to the payment at issue for all taxable years (to the extent permitted by relevant Tax law and treating such Tax items as the last items claimed for any taxable year); provided, however, that (A) net operating loss carrybacks from future taxable years shall not reduce the Tax Benefit; (B) if all or a portion of the Tax Benefit associated with a payment is expected to reduce such Person’s Taxes in one or more taxable years subsequent to the taxable year in which an indemnification payment is due pursuant to this Agreement, the Tax Benefit for the taxable year in which such indemnification payment is due shall be equal to the portion, if any, of such Tax Benefit that actually reduces such Person’s Taxes as described above for such taxable year (and/or one or more prior taxable years), with the indemnifying party making the indemnification payment without reduction for any future Tax Benefit, on a present-value basis or otherwise; and (C) that to the extent the indemnified party recognizes a Tax Benefit with respect to a payment in any future taxable year(s) with respect to which the indemnified party has received one or more indemnification payments, the indemnified party shall pay the amount of such Tax Benefit to the indemnifying party as such Tax Benefit is actually recognized by the indemnified party (but not in excess of the indemnification payment(s) actually received from the indemnifying party with respect to the payment generating the Tax Benefit).
ARTICLE VIII
Termination

8.01    Termination    . This Agreement may be terminated, by:
(a)    Mutual Consent. At any time prior to the Closing Date, by the mutual written consent of LCNB and CBC, if the board of directors of each so determines by vote of a majority of the members of its entire board.

(b)    Breach. At any time prior to the Closing Date, by LCNB or CBC upon written notice to the other party, if its board of directors so determines by vote of a majority of the members of the entire board, in the event of either: (i) a breach by the other party of any representation or warranty contained herein; or (ii) a breach by the other party of any of the covenants or agreements contained herein; provided, that such breach (whether under (i) or (ii)) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect.
(c)    Delay. At any time prior to the Closing Date, by LCNB or CBC upon written notice to the other party, if its board of directors so determines by vote of a majority of the members of its entire board, in the event the Closing is not consummated by April 30, 2014, except to the extent that the failure to close arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(c).
(d)    No Approval. By CBC or LCNB upon written notice to the other party, if its board of directors so determines by a vote of a majority of the members of its entire board, in the event (i) the approval of any Governmental Authority required for consummation of the transactions contemplated by this Agreement shall have been denied or (ii) the CBC shareholders fail to approve the transactions contemplated by this Agreement at the CBC Meeting.
(e)    Payment Pursuant to Section 5.06. Upon a payment made to LCNB in accordance with Section 5.06, this Agreement shall automatically terminate without further act or action by either CBC or LCNB.
(f)    Financing Not Completed. At any time by CBC by written notice to LCNB, if the conditions to Closing set forth in Article VI (other than the conditions to Closing set forth in Section 6.02(c), Section 6.03(c) and Section 6.03(d)) are satisfied or waived and LCNB has not completed the financing contemplated by Section 6.03(d).
8.02    Effect of Termination and Abandonment, Enforcement of Agreement    . In the event of termination of this Agreement pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Sections 5.04, 5.05(b), 5.05(c), 5.16, 8.02, and Article IX, and (ii) that termination will not relieve a breaching party from liability for any willful breach of this Agreement giving rise to such termination. Notwithstanding anything contained herein to the contrary, the parties hereto agree that irreparable damage will occur in the event that a party breaches any of its obligations, duties, covenants and agreements contained herein. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court of the United States having jurisdiction over Warren County, Ohio or Preble County, Ohio, this being in addition to any other remedy to which they are entitled by law or in equity.
ARTICLE IX
Miscellaneous

9.01    Waiver; Amendment    . Prior to the Closing Date, any provision of this Agreement may be (i) waived by the party benefited by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this

Agreement, except that after the CBC Meeting, this Agreement may not be amended if it would violate the DGCL.
9.02    Assignment; Binding Effect.      No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party. Any purported assignment of rights or delegation of obligations in violation of this Section 9.02 will be void. This Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties hereto.
9.03    Counterparts    . This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall constitute an original, but all of which together shall constitute but one instrument. Signatures delivered by electronic transmission shall have the same effect as original signatures.
9.04    Governing Law and Venue    . This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, without regard to the conflicts of law provisions thereof, and applicable federal laws of the United States. Any claim or action brought under or based on this Agreement shall be brought in any state or federal court having jurisdiction over Warren County, Ohio or Preble County Ohio and LCNB and CBC hereby consent to jurisdiction of the same.
9.05    Expenses    . Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby. All fees to be paid to Regulatory Authorities in connection with the transactions contemplated by this Agreement shall be borne solely by LCNB; provided, however, that in the event this Agreement is terminated by CBC pursuant to Section 8.01(f), LCNB shall pay to CBC by wire transfer of immediately available funds within five days of such termination an amount equal to the documented out-of-pocket fees and expenses (including attorneys’ fees and expenses) reasonably incurred by CBC and the Bank in connection with this Agreement and the transactions contemplated hereby in an aggregate amount not to exceed $200,000.
9.06    Notices    . All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given when (a) personally delivered to the following address by hand or by a nationally recognized overnight courier service (costs prepaid) addressed to the following address, (b) telecopied (with confirmation of transmission) to the following facsimile number or (c) mailed by registered or certified mail (return receipt requested) to such party at its address set forth below (or to such other address or facsimile number as a party may specify by notice to the other parties hereto).

If to CBC, to:	Colonial Banc Corp. 4450 24th Avenue Vero Beach, Florida 32967 Facsimile No.: (772) 563-4909 Attention: Jeffrey A. Maffett
With a copy to:	Vorys, Sater, Seymour and Pease LLP 52 East Gay Street Columbus, Ohio 43215 Facsimile No.: (614) 719-5014 Attention: John C. Vorys, Esq.
If to LCNB, to:	LCNB, Corp. 2 North Broadway P.O. Box 59 Lebanon, Ohio 45036-0059 Facsimile No.: (513) 933-5262 Attention: Stephen P. Wilson, Chairman & CEO
With a copy to:	Dinsmore & Shohl LLP 255 E. Fifth Street Suite 1900 Cincinnati, Ohio 45202 Facsimile No.: (513) 977-8141 Attention: Susan B. Zaunbrecher, Esq.

9.07    Entire Understanding; No Third Party Beneficiaries    . This Agreement, the Voting Agreement and any separate agreement entered into by the parties on even date herewith represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made (other than such Voting Agreement or any such separate agreement). Nothing in this Agreement, whether express or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
9.08    Interpretation; Effect    . When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
9.09    Waiver of Jury Trial    . Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

9.10    Severability    . If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

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STOCK PURCHASE AGREEMENT
Signature Page

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

COLONIAL BANC CORP.

By: /s/ Jeffrey A. Maffett ___
Name:     Jeffrey A. Maffett
Title:     President

LCNB CORP.

By: /s/ Stephen P. Wilson _ _
Name: Stephen P. Wilson
Title: Chairman & Chief Executive Officer